NOTICE OF 2012 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

AND

MANAGEMENT INFORMATION PROXY CIRCULAR

OF

AURIZON MINES LTD.

Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Thursday,  May 10, 2012, at the hour of 2:00 p.m., Pacific Daylight Time, for the following purposes:

1.
To receive and consider the Annual Financial Report of the Company containing the audited financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2011;

2.
To consider and, if thought fit, to approve the adoption of new Articles of the Company, the effect of which is to alter the Company's existing Articles by: (i) eliminating staggered terms of office for directors; and (ii) accommodating changes resulting from the implementation of the Securities Transfer Act (British Columbia) and the related changes to the Business Corporations Act (British Columbia), as described in more detail in the Management Information Proxy Circular accompanying this notice;

3.	To fix the number of directors at ten (10);

4.	To elect directors, as described in the Management Information Proxy Circular accompanying this notice;

5.	To consider and, if thought fit, to approve certain amendments to the Company’s existing Stock Option Plan as further described in the Management Information Proxy Circular accompanying this notice;

6.	To appoint the auditors for the ensuing year; and

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.  A copy of the Annual Financial Report has been mailed separately to those shareholders who have requested a copy of the Annual Financial Report.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

DATED this 5th day of April, 2012.
BY ORDER OF THE BOARD

David P. Hall, Chairman

MANAGEMENT INFORMATION PROXY CIRCULAR
TABLE OF CONTENTS

MANAGEMENT INFORMATION PROXY CIRCULAR	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	1
NON-REGISTERED HOLDERS	2
REVOCABILITY OF PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3

ELECTION OF DIRECTORS	3

APPOINTMENT OF AUDITORS	10

STATEMENT OF EXECUTIVE COMPENSATION	11
COMPENSATION DISCUSSION AND ANALYSIS	11
SUMMARY COMPENSATION TABLE	23
INCENTIVE PLAN AWARDS	24
PENSION PLAN BENEFITS	26
TERMINATION AND CHANGE OF CONTROL BENEFITS	26
NON-EXECUTIVE DIRECTOR COMPENSATION	29

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	33

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS	34

STAKEHOLDER COMMUNICATIONS	34

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	34

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35

MANAGEMENT CONTRACTS	35

CORPORATE GOVERNANCE DISCLOSURE	35

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	44

AUDIT COMMITTEE INFORMATION	44

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	44
STOCK OPTION PLAN AMENDMENT	44
AMENDMENTS TO ARTICLES	48

OTHER MATTERS	49

ADDITIONAL INFORMATION	50

APPENDIX I - BOARD OF DIRECTORS MANDATE	51

APPENDIX II - APPROVAL OF PLAN AMENDMENT	55

APPENDIX III - APPROVAL OF ADOPTION OF NEW ARTICLES	56

Management Information Proxy Circular	2012

MANAGEMENT INFORMATION PROXY CIRCULAR

Aurizon Mines Ltd. (the “Company” or “Aurizon”) is providing this Management Information Proxy Circular (the “Information Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on May 10, 2012 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The cost of solicitation by management will be borne by the Company.  The information contained herein is given as of April 5, 2012, unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Common shares of the Company (“Common Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

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Management Information Proxy Circular	2012

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their name but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward Meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Common Shares on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

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Management Information Proxy Circular	2012

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Shares

The Company is authorized to issue unlimited Common Shares without par value. The Company is also authorized to issue unlimited preferred shares (the “Preferred Shares”) without par value, of which 8,050,000 are designated Series “A” Convertible Preferred Shares and 1,135,050 are designated Series "B" Convertible Preferred Shares.

Issued and Outstanding Shares

As at the record date of April 5, 2012, there were 164,026,202 Common Shares and no Preferred Shares, Series “A” Convertible Preferred Shares or Series "B" Convertible Preferred Shares issued and outstanding.

Voting Shares

Persons who were registered shareholders of Common Shares at the close of business on April 5, 2012 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the Meeting.

Majority Voting Policy

On March 18, 2010, the Board of Directors adopted a policy providing that in an uncontested election of directors, any director nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors after reviewing the matter.  In considering the resignation offer, the Executive Compensation and Corporate Governance Committee and the Board of Directors will consider all factors they deem relevant.  The decision of the Board of Directors whether to accept or reject a resignation offer will be disclosed to the public.  A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

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Management Information Proxy Circular	2012

Number of Directors

Shareholder approval will be sought to fix the number of directors of the Company at ten (10).

Director Nominees

The existing Articles of the Company provide for staggered terms of office such that, as nearly as possible, the terms of office of one-third of the number of directors expire at each annual general meeting.  At the Meeting, before proceeding with the election of directors, the shareholders will be asked to approve an ordinary resolution (the “Articles Amendment Resolution”) to adopt new Articles of the Company the effect of which is, among other things, to eliminate the provisions of the Articles that provide for staggered terms of office for the directors, so that the terms of office of directors will expire at each annual general meeting (see “Particulars of Other Matters to be Acted Upon – Amendments to Articles”, below).

Under the existing Articles of the Company, the terms of office of three of the Company’s ten directors, Mr. Louis Dionne, Mr. Sargent H. Berner, and Mr. David P. Hall, will expire at the Meeting.  Management of the Company proposes to nominate each of Mr. Dionne, Mr. Berner and Mr. Hall for re-election as directors.  If the Articles Amendment Resolution is passed and implemented, the term of office of these three nominees if elected with expire at the next following annual general meeting.  If the Articles Amendment Resolution is not passed and implemented, the term of office of these three nominees if elected with expire at the third next following annual general meeting in accordance with the current Articles of the Company.

Under the existing Articles, the terms of office of the remaining seven directors of the Company, Messrs. Brack, Falzon, Paspalas, Walton, Moorhouse and Faucher and Ms. Francis, expire at the annual general meetings to be held in 2013 and 2014. If the Articles Amendment Resolution is approved and implemented, each of these directors will be nominated at the Meeting for re-election for a term expiring at the next following annual general meeting.  If the Articles Amendment Resolution is not passed and implemented, these directors’ terms will continue for their original duration.

In the absence of instructions to the contrary, the enclosed proxy will be voted each of the following nominees, as applicable, based on the outcome of the vote on the Articles Amendment Resolution.

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Management Information Proxy Circular	2012

DIRECTOR NOMINEES
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Shareholdings Beneficially Owned, Controlled or Directed, Directly or Indirectly as of April 5, 2012 (#)	Total Value Based on April 5, 2012 TSX Closing Price ($)‚
SARGENT BERNER British Columbia, Canada Age: 71 Director since 1988 Chairman, Corporate Governance and Nominating Committee Independent: Yes	310,700 Common Shares 10,893 Deferred Share Units	1,440,737
Areas of competencies, skill and experience: Corporate and Securities Law. Mr. Berner is the President of Kent Avenue Consulting Ltd., a private company which provides business consulting services to a number of publicly traded companies. From 1976 to 2004 he was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law, and served as Managing Partner of that firm from 1994 to 1996. Mr. Berner graduated from the University of British Columbia with a B.A. in 1963 and LL.B. in 1966 and from the London School of Economics, London, England with a LL.M. in 1967. Mr. Berner served as a full-time faculty member of the Faculty of Law, University of British Columbia, from 1968 to 1976. He was a member of the Corporate and Financial Services Commission, British Columbia, from 1975-1977 and the Vancouver Stock Exchange Advisory Committee, from 1993-1994. Mr. Berner is currently a Retired Member of the Law Society of B.C. and holds directorships in the following reporting issuers (other than Aurizon): Enterprise Energy Resources Ltd., Cream Minerals Ltd., Emgold Mining Corporation, Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., ValGold Resources Ltd., and Thor Explorations Ltd. Mr. Berner has been involved with Aurizon since its inception in 1988.

LOUIS DIONNE Ontario, Canada Age: 59 Director since 2006 Chairman, Environmental, Health, Safety & Sustainable Development Committee Member, Compensation & Human Resources Committee Independent: Yes	12,000 Common Shares 10,893 Deferred Share Units	102,561
Areas of competencies, skill and experience: Mining, Technical & Executive Management. Mr. Dionne, P. Eng., is a mining engineer consultant and has spent over 30 years in the operation and development of gold properties, most recently as President and CEO of Richmont Mines Inc., a Canadian gold producer. Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions. Mr. Dionne is also a Director and Chairman of the Health, Safety and Environment Committee of Detour Gold Corporation; and a Director and Chairman of the Health, Safety and Environment Committee of RX Gold and Silver Inc.

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Management Information Proxy Circular	2012

DIRECTOR NOMINEES
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Shareholdings Beneficially Owned, Controlled or Directed, Directly or Indirectly as of April 5, 2012 (#)	Total Value Based on April 5, 2012 TSX Closing Price ($),
DAVID HALL British Columbia, Canada Age: 65 Director since 1988 Chairman, Former President & Chief Executive Officer Independent: No	985,342 Common Shares 15,251 Deferred Share Units	4,505,057
Areas of competencies, skill and experience: Executive Management, Finance & Accounting. Mr. Hall is the Chairman and former President and Chief Executive Officer of Aurizon and has been involved in the management of mineral exploration, development and operating companies, including Aurizon's predecessor companies, since 1981. Mr. Hall has been instrumental in securing significant project debt and equity financings for a number of mining projects in Canada. Mr. Hall also holds a directorship in one other reporting issuer, Yale Resources Ltd. Mr. Hall has been involved with Aurizon since its inception in 1988.

GEORGE BRACK British Columbia, Canada Age: 50 Director since 2010 Chairman, Compensation and Human Resources Committee Member, Corporate Governance and Nominating Committee Independent: Yes	20,000 Common Shares 10,893 Deferred Share Units	138,401
Areas of competencies, skill and experience: Mergers & Acquisitions, Corporate Development. Mr. Brack’s 25-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions. Most recently, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack spent seven years as President of Macquarie North America Ltd., specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice-President, Corporate Development at Placer Dome Inc., was Vice-President of CIBC Wood Gundy Investment Banking Mining Group, and worked as a Business Analyst for Rio Algom. Mr. Brack is also the Chairman of the Board and a member of the Nominating and Corporate Governance, Compensation & Human Resources and Audit committees of Alexco Resources Corp.; Chairman of the Board and a Member of the Human Resources & Corporate Governance Committee of Capstone Mining Corp.; a Director and Chairman of the Nominating & Corporate Governance Committee and a member of the Compensation and Audit committees of Geologix Explorations Inc.; a director and member of the Compensation and Audit committees of Silver Wheaton Corp.; and a director of Newstrike Capital Inc. Mr. Brack holds an MBA from York University, a BSc in Geological Engineering from the University of Toronto, and a CFA designation.

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Management Information Proxy Circular	2012

DIRECTOR NOMINEES
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Shareholdings Beneficially Owned, Controlled or Directed, Directly or Indirectly as of April 5, 2012 (#)	Total Value Based on April 5, 2012 TSX Closing Price ($),
ANDRE FALZON Ontario, Canada Age: 57 Director since 2008 Chairman, Audit Committee Member, Corporate Governance and Nominating Committee Independent: Yes	15,000 Common Shares 10,893 Deferred Share Units	116,001
Areas of competencies, skill and experience: Finance, Accounting & Controls. Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of financial and management experience. For most of those years he was Vice President and Controller of Barrick Gold Corporation. Mr. Falzon was responsible for Barrick’s financial reporting requirements and planning as well as being involved in related aspects of business acquisitions, financings and mine development activities. Most recently and until December 31, 2006, he was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s compliance and internal audit functions. Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.

RICHARD FAUCHER Quebec, Canada Age: 63 Director since 1999 Member, Audit Committee Member, Environmental, Health, Safety and Sustainable Development Committee Independent: Yes	16,300 Common Shares 10,893 Deferred Share Units	121,825
Areas of competencies, skill and experience: Mining, Metallurgy & Executive Management. Up until August 29, 2008, Mr. Faucher was the President and Chief Executive Officer of Canadian Royalties Inc. Prior to that, Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc.; Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp. Mr. Faucher graduated in Metallurgical Engineering from Laval University with Honours in 1971. Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher is also a director and a member of the Audit Committee of Harte Gold Corp.; a director of Plexmar Resources Inc.; a director and Chairman of the Compensation Committee of Karmin Exploration Inc.; Chairman of the Board and a member of Technical Committee of Robex Resources Inc.; and a director and member of the Governance Committee of Silvermet Inc.

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Management Information Proxy Circular	2012

DIRECTOR NOMINEES
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Shareholdings Beneficially Owned, Controlled or Directed, Directly or Indirectly as of April 5, 2012 (#)	Total Value Based on April 5, 2012 TSX Closing Price ($),
DIANE FRANCIS Ontario, Canada Age: 65 Director since 2007 Member, Compensation and Human Resources Committee Member, Audit Committee Independent: Yes	12,000 Common Shares 10,893 Deferred Share Units	102,561
Areas of competencies, skill and experience: Finance & Business. Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post. She is also a broadcaster and author of nine best-selling books and is a sought-after speaker, host of events and participant in conferences around the world. She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University, Canada's largest business school and, in 2010, she became a member of Ryerson's cabinet. Ms. Francis has also been a Media Fellow at the World Economic Forum in Davos for many years and was a Shorenstein Fellow in fall 2006 at Harvard's Kennedy School of Government. Ms. Francis has served on the advisory boards of York University East/West Enterprises and CANFAR, the Canadian Foundation for AIDS research as well as on the board of directors for CARE Canada, the George Brown College Foundation Board and was Chair of the successful $22-million campaign for Ryerson University's Community Health Centre which was opened in the Fall of 2002. Ms. Francis has been a director of the Toronto Symphony Orchestra since 2008 and, in November 2009, Ms. Francis was named a trustee of the Bermuda Institute of Ocean Sciences, a world leader in oceanography research.

GEORGE PASPALAS British Columbia, Canada Age: 49 Director since 2011 President and Chief Executive Officer Independent: No	15,000 Common Shares	67,200
Areas of competencies, skill and experience: Executive Management, Mining & Technical. Mr. Paspalas is the President and Chief Executive Officer of Aurizon. Prior to joining Aurizon in 2011, Mr. Paspalas' career included fourteen years in senior management positions, most recently as the Chief Operating Officer at Silver Standard Resources Inc. Before joining Silver Standard, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa. During his career, Mr. Paspalas has been responsible for: constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada; evaluating and negotiating project acquisitions; communicating operational performance and development plans and progress to the investment community; mitigating mining project risk and improving safety and site environmental performance; developing strategic community partnerships; managing government affairs relating to permitting or operating activities; negotiating commercial concentrate contracts; and improving operational performance. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

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Management Information Proxy Circular	2012

DIRECTOR NOMINEES
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Shareholdings Beneficially Owned, Controlled or Directed, Directly or Indirectly as of April 5, 2012 (#)	Total Value Based on April 5, 2012 TSX Closing Price ($),
BRIAN MOORHOUSE British Columbia, Canada Age: 72 Director since 1988 Lead Director Member, Environmental, Health, Safety & Sustainable Development Committee Independent: Yes	213,935 Common Shares 10,893 Deferred Share Units	1,007,229
Areas of competencies, skill and experience: Investment Management & Finance. Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder. Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd. Mr. Moorhouse has been involved with Aurizon since its inception in 1988.

IAN S. WALTON British Columbia, Canada Age: 58 Director since 1993 Executive Vice-President & Chief Financial Officer Independent: No	197,850 Common Shares	886,368
Areas of competencies, skill and experience: Finance, Accounting & Executive Management. Mr. Walton is the Executive Vice-President and Chief Financial Officer of Aurizon. Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 31 years. Mr. Walton is responsible for all of the Company’s financial activities and treasury functions and is experienced with all aspects of mining finance, including project debt and equity financings. Mr. Walton has been involved with Aurizon since its inception in 1988.

j
The information as to country and province or state of residence, principal occupation and shareholdings, not being within the knowledge of the Company, has been furnished by the respective nominees and directors.

,
Common Shares and Deferred Share Units beneficially owned, controlled or directed, directly or indirectly as at April 5, 2012, is based upon information furnished to the Company by individual directors.  The TSX closing price of the Company’s Common Shares on April 5, 2012, was $4.48.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Other than as disclosed below, to the knowledge of the Company, no proposed director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)
was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

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Management Information Proxy Circular	2012

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. (“ValGold”).  On December 8, 2008, ValGold was subject to a management cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.  On December 7, 2009, ValGold was subject to a cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the cease trade order was lifted on December 16, 2009.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PWC as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

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Management Information Proxy Circular	2012

The following table sets forth fees paid to PWC by the Company for the two years ended December 31, 2011 and 2010 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended December 31, ($)
	2011	2010
Audit Fees	273,485	287,374
Tax Fees (1)	10,000	17,450
Audit-Related Fees
Prospectus, IFRS, SEC comment letters, and consulting	18,600	37,358
All Other Fees	7,607	59,198
Total fees	309,692	401,380

(1)
The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

About the Company

Aurizon is a Canadian-based gold producer with operations, development and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions.  Since 1988, Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.  Aurizon’s head office is located in Vancouver, B.C. with its technical team located in Val d’Or, Quebec.  Aurizon is primarily focused on gold deposits.

Aurizon owns 100% of the gold producing Casa Berardi Gold Mine (“Casa Berardi Gold Mine”), and also owns a 100% interest in the Joanna Gold Development Project (the “Joanna Gold Development Project”), a development-stage gold property on which a feasibility study has been commissioned.  In addition, the Company has a portfolio of exploration properties at various stages of evolution.

Aurizon’s primary objective is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions.  Aurizon’s strategy in achieving this objective for growth is to extend the mine life of its Casa Berardi Gold Mine, increase gold production by developing its Joanna Gold Development Project, explore its portfolio of mineral properties, and actively review opportunities to acquire production or advanced development-stage gold projects, and pursue corporate opportunities and property acquisitions or other transactions to expand its mineral resource and reserve base and increase its production profile on terms accretive to the Company’s shareholders.  In addition, Aurizon has increased its exploration activities, continues to evaluate opportunities where it can utilize its technical expertise and financial resources to create value, and has assembled a portfolio of properties at various stages of development to provide a strong pipeline of projects for future resource and reserve development and production growth, whilst maintaining the Company’s current low political risk profile.  To execute all aspects of its growth strategy, Aurizon is building a team of mining professionals with experience and technical knowledge in mineral exploration, development, construction, mine operations, environmental compliance, corporate development and financial management.

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Management Information Proxy Circular	2012

Further information about the Company and its activities is available on the Company’s website at www.aurizon.com.  The Company’s website and the information contained therein or incorporated by reference therein are neither part of this Information Circular nor incorporated by reference herein.

Objectives and Philosophy of the Executive Compensation Program

Aurizon’s executive officers have significant influence over the Company’s corporate performance and creating value for Aurizon’s shareholders.  Over the past decade, the demand for mining executives with requisite experience and skills has significantly increased, due in part to the increasing global demand for commodities, but also due to the fact that the mining industry as a whole is facing a shortage of qualified talent.  A declining number of graduates from mining related programs and the decrease of talent and knowledge as a result of retirement and turn-over have all contributed to the shortage.  As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company’s executive compensation program.

In order to retain a competent, strong and effective management group focused on the Company’s growth strategy, corporate performance, risk management and the creation of shareholder value, in a very tight and competitive market, it is important that the Company’s executive compensation program provides executives with the proper incentives and is competitive with compensation paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company. The objectives of the Company’s executive compensation program are to recognize the need to attract and retain high calibre executives by providing reasonably competitive salaries; reward performance in achieving pre-determined objectives by providing bonus awards; and motivate executives to remain with the company and enhance shareholder value through long-term incentives.

The Company’s executive compensation program is designed to achieve the foregoing objectives while at the same time fostering sustainable growth and profitability of the Company by:

•	offering a competitive compensation program that will attract and retain senior management with qualifications critical to the Company’s long term success;

•
encouraging and rewarding strong performance of senior management and ensuring that compensation does not encourage or reward undue risk by linking an appropriate portion of total compensation to achievement based on mid to long term individual and corporate performance objectives; and

•
aligning the interests of senior management with the longer term interests of shareholders by providing share ownership opportunities through the Company’s Stock Option Plan and a mandatory share ownership policy for the Chief Executive Officer.

The Company’s executive compensation program consists of an annual base salary, performance bonus and longer-term incentives in the form of stock options.  As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior executives and shareholders.

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Management Information Proxy Circular	2012

Competitive Compensation to Attract and Retain Talent

The Company’s policy for Named Executive Officers and other executives is to provide total direct compensation between the median and top quartile when compared to their respective comparator group (see Benchmark Group below). Salary is provided at the midpoint between the median and top quartile, while annual bonus awards are based on performance such that, if performance meets pre-determined approved objectives, total cash compensation (base salary plus bonus) are focused towards the top quartile.  Longer-term incentives are provided in the form of stock options.  The annual value of stock options awarded are based upon typical market practices of the Benchmark Group and are provided for at the midway range.

Composition of the Compensation and Human Resources Committee

The Compensation and Human Resources Committee is composed of three (3) independent, non-executive directors.  Current members are Mr. George Brack (Chairman), Mr. Louis Dionne and Ms. Diane Francis.  For information concerning areas of competencies, skill and experience of each member of the Committee, please see “Director Nominees” above.

Compensation and Human Resources Committee Mandate

The mandate of the Board of Director’s Compensation & Human Resources Committee is to ensure that the Company’s executive compensation program achieves the foregoing philosophy and objectives.  The Compensation & Human Resources Committee annually evaluates and reviews the design and competitiveness of the Company’s compensation programs, while taking into account the financial and other resources of the Company.  The Compensation & Human Resources Committee also collects executive compensation data from public filings of other corporations of similar size within the mining industry, and may source surveys on executive compensation which provide competitive data reflecting comparable knowledge, skills and talents, and related compensation levels.  In addition, the Compensation & Human Resources Committee takes into consideration recommendations made by any executive compensation consultant retained by the Compensation & Human Resources Committee for that purpose.

Variables such as asset size, market capitalization, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in making the Compensation & Human Resources Committee’s recommendations to the Board of Directors (excluding directors who are also Named Executive Officers) (the “independent, non-executive directors”) regarding the appropriate mix of cash compensation, performance-based compensation and the overall compensation packages for the Named Executive Officers.  The independent, non-executive directors review the recommendations of the Compensation & Human Resources Committee and determine the appropriate mix of cash compensation, performance-based compensation and the overall compensation packages for the Named Executive Officers.

The Compensation & Human Resources Committee is also authorized to retain independent compensation consultants as it deems necessary to assess the Company’s executive compensation program relative to the marketplace and to make recommendations in the context of the philosophy and objectives that underpin the program.

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Management Information Proxy Circular	2012

In 2011, the Compensation & Human Resources Committee retained the services of an independent compensation consultant, Roger Gurr & Associates, Executive Compensation Consultants (“Roger Gurr & Associates”) to carry out an independent review of executive, senior management and director compensation, including the current competitive climate for mining executive talent, updating the compensation comparator group, establishing a relative compensation standpoint (median top quartile, other) and the mix of the elements of compensation (salary, annual bonus, stock options, other long-term incentives) in order to assist the Company in the development of reasonable compensation programs and levels with respect to the leadership of the Company (the “Independent Compensation Review”).  During the fourth quarter, the Committee met on November 22, 2011, for the purposes of establishing the benchmark group of comparators to be used in the Independent Compensation Review (see Benchmark Group below); and again on December 5, 2011, to receive, review and consider the Independent Compensation Review report.

Compensation Consultants and Related Fees

As stated above, Roger Gurr & Associates was retained by the Compensation and Human Resources Committee in 2011 and given a mandate to review and provide advice directly to the Committee with respect to the development of an appropriate approach to overall compensation at Aurizon, defining the basic compensation policies & principles, including the compensation strategy for the executive, senior management positions and non-executive directors. The Independent Compensation Review included market information, surveys and trends, as well as opinions on executive and director compensation.  The compensation review was based on data from peer companies (mining companies of similar size, stage of development, etc.), see Benchmark Group below, as well as the general marketplace for comparisons to develop base salaries, performance based variable cash compensation (as appropriate - annual bonus incentives, etc.) and long term equity based incentives designed to support business objectives and enhance shareholder value. Using a similar compensation approach, the review also addressed the compensation of the non-executive directors (cash and equity based) as board members, including their leadership roles as Board Chairman, Lead Director and Chairs of each of the Committees of the Board.

The following table sets forth fees billed to the Company for the year ended December 31, 2011 for services related to determining compensation for the Company’s directors and executive officers.  The Company did not retain the services of a consultant or advisor for services related to determining compensation for the year ended December 31, 2010:

	Fiscal Year Ended December 31, ($)
	2011	2010
Executive Compensation-Related Fees	29,120	0
All Other Fees (Coopers Consulting Mining Salary Surveys)	3,000	2,900
Total fees	32,120	2,900

Risk Management and Assessment

The Board is aware that compensation practices can have unintended consequences and is continuously looking at ways to improve how it factors risk management into its compensation decisions.

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation and Human Resources Committee annually reviews the Company’s compensation policies and practices.  As part of its review process, the Committee endeavours to identify any practice that may encourage an executive or employee to expose the Company to unacceptable risk.

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Management Information Proxy Circular	2012

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated.  Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, particularly related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

In order to mitigate possible risks that may be associated with performance-based compensation, the Company’s performance-based compensation programs generally contain a restriction on the benefit or payout limit that may be earned by a Named Executive Officer in any given calendar year.  These restrictions include a target payout for performance bonuses, expressed as a percentage of annual salary, and a maximum number of Common Shares issuable pursuant to options granted under the Company’s existing stock option plan, or pursuant to any other Security-Based Compensation Arrangement of the Company.

While the variable compensation components are intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual contributions to achieving the overall corporate objectives of sustainable growth and enhanced shareholder value, the target amounts for bonuses and maximum number of shares available for stock options for which Named Executive Officers are eligible in any given calendar year are designed to limit the temptation to take on unmanageable risk and unsustainable performance over the long term.

At present, the Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risks.  Furthermore, the Compensation and Human Resources Committee is satisfied that the Company’s executive compensation programs provide the necessary framework and governance to align the interest of executives and other key employees, the Company and its stakeholders, and discourages excessive risk taking.  The following are examples of some of the actions that have been taken to mitigate the Company’s compensation-related risks:

•	The establishment of a target for annual bonus payments to each Named Executive Officer in any one calendar year;

•	The establishment of a stock option plan that generally provides for a vesting period of three (3) years from the date of grant; and

•
The establishment of a stock option plan that provides for a maximum number of Common Shares issuable pursuant to options granted under the Company’s stock option plan, or pursuant to any other Security-Based Compensation Arrangement of the Company.

As an added layer of risk management, the Company’s Audit Committee has also been given the mandate to annually review the Company’s variable compensation structure for the Company’s Named Executive Officers to ensure that the performance targets associated with the performance bonuses or the “at risk” component of the compensation programs are not unduly weighted to short term goals or prejudiced to goals that could potentially be manipulated or managed.  In addition, the Audit Committee annually reviews the Company’s internal controls which are designed to prevent potential inappropriate or excessive risks in attaining performance targets associated with the “at risk” component of the Company’s variable compensation structure.  During its annual review in 2011, the Audit Committee did not identify any significant risks arising from the Company’s internal controls with respect to compensation policies and practices that could reasonably likely have a material adverse effect on the Company.

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Management Information Proxy Circular	2012

Financial Instruments

The Company has not adopted a policy prohibiting Named Executive Officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by Named Executive Officers or directors.  However, this type of trading activity is not permitted without the prior approval of the Company.  The Company is not aware of any Named Executive Officers or directors having entered into this type of transaction.

Benchmark Group

The benchmark group companies are selected based on similarities to the Company in one or more of the following:  production levels, market capitalization, asset size, financial performance and rates of growth.  The composition of the Company’s benchmark group is reviewed annually by the Compensation & Human Resources Committee for continued relevance, taking into consideration expected level of activities in the future, and to reflect the companies with whom the Company would expect to compete for executive talent.

As part of the independent review and report on executive and director compensation carried out in 2011, the Compensation & Human Resources Committee, in consultation with Roger Gurr and Associates, developed a benchmark group of mining companies using the following ideal criteria:  operating companies; emphasis on gold, with some diversity in other metals such as silver and copper; activities concentrated in the Americas, ideally with activities in the north; annual revenues of $50 - $400 million; and market capital in the range of $500 million to $2 billion.  The following companies were identified and used in the benchmark group:

Alamos Gold Inc.
Allied Nevada Gold Corp.
AuRico Gold Inc. (formerly Gammon Gold)
B2Gold Corp.
Capstone Mining Corp.
Detour Gold Corp.
European Goldfields Ltd.
Gabriel Resources Ltd.
Great Basin Gold Ltd.
Jaguar Mining Inc.
Kirkland Lake Gold Inc. Lake Shore Gold Corp. Minefinders Corp. Ltd. Northgate Minerals Corp. Osisko Mining Corporation San Gold Corp. Semafo Inc. Silver Standard Resources Inc. Taseko Mines Ltd.

In addition, a smaller, sub-group of mining companies, with single mine operations in Northern Quebec and Ontario were also identified and used in a sub-comparator group for locally based executives as a representation of local mining companies for executive compensation.   The companies in this smaller group were Detour Gold Corp., Kirkland Lake Gold Inc., Lake Shore Gold Corp., and Osisko Mining Corporation.

The compensation data and practices of the companies in the Benchmark Group were used as guidelines in the review, design and evaluation of competitiveness of the Company’s compensation programs.  However, other factors, including the Company’s financial and other resources were also taken into account in the overall review and evaluation process.

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Management Information Proxy Circular	2012

Base Salary

The base salary for each Named Executive Officer is assessed annually based on the following factors:

•	level of responsibility and the importance to the Company’s past performance and achievement of future objectives;

•	level of experience of the executive officer;

•	overall performance of the executive officer; and

•	competitiveness with the base salaries paid by the benchmark group companies.

Details of the base salaries paid to the Named Executive Officers during the years ended

December 31, 2011, 2010, and 2009 are listed in the “Summary Compensation Table” below.

Following its review of the Independent Compensation Review report prepared by Roger Gurr & Associates, which provided various compensation data including benchmark group comparisons, executive compensation survey results, comparable compensation levels, both within the mining industry and within similar-sized, publicly-traded Canadian companies, the Compensation & Human Resources Committee recommended the following 2012 base salary and 2012 bonus targets for the Company’s Named Executive Officers for the fiscal year ending December 31, 2012:

2012 Base Salary and 2012 Bonus Targets
Named Executive Officers	2012 Base Salary ($)	Bonus Target
		Percentage of Base Salary (%)	Target Bonus for 2012 ($)
President & Chief Executive Officer	575,000	100	575,000
Executive Vice-President & Chief Financial Officer	340,000	75	255,000
Vice-President, Operations	300,000	75	225,000

The foregoing salary and bonus recommendations were approved by the independent, non-executive directors, and have been implemented for fiscal 2012.

Performance Bonus

The Company’s Named Executive Officers are entitled to participate in an annual cash bonus plan that provides the Named Executive Officer with the opportunity to receive a cash-based performance bonus as a certain per cent of his Annual Salary (the “Target Bonus”) based on the Named Executive Officer’s contribution, as determined by the Board, to the achievement of Company goals established by the Board prior to or at the beginning of each calendar year and the Company’s performance and financial condition.   The Company’s performance relative to the benchmark group of mining companies is also taken into consideration when awarding the annual cash bonuses.

In any given year, the Company’s Named Executive Officers may be paid a bonus depending upon relative performance against targets and objectives (the “at risk” component).   The “at risk” component of the compensation program is intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual contributions to achieving the overall corporate objectives of sustainable growth and enhanced shareholder value, while limiting the temptation to take on unmanageable risk and unsustainable performance over the long term.

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Management Information Proxy Circular	2012

The Company’s corporate, divisional and individual performance goals and objectives are established annually by the Board of Directors, after receiving recommendations from the Compensation & Human Resources Committee and input from the Chief Executive Officer (the “Annual Objectives”).  The level of achievement of the Annual Objectives, as well as the Company’s performance relative to the benchmark group of mining companies, have a direct impact on cash-based performance bonuses and are factors in determining levels of longer-term incentives.

At the end of each financial year, the Compensation & Human Resources Committee evaluates corporate performance relative to the Annual Objectives and the Company’s corporate performance relative to the benchmark group of mining companies and makes recommendations to the Board regarding performance bonuses.  The evaluation of performance is based on the achievement of the Annual Objectives, which can include various specific objectives such as production targets, profitability, health and safety performance, environmental performance, meeting capital expenditure budgets, completion of specific projects and value added studies, increase in mineral reserves and resources, financial performance, share price performance, improvement in investor awareness and liquidity, the identification and evaluation of corporate opportunities and property acquisitions or other transactions which will add exploration potential, increase the Company’s mineral resource and reserve base, and increase its production profile on terms accretive to the Company’s shareholders.  The evaluation takes into account the operations for which the executive is responsible.  Performance metrics used in determining compensation also include effective risk management and regulatory compliance.

The Target Bonus as a percentage of base salary for which each Named Executive Officer was eligible in 2011 is set forth in the following table:

Position	2011 Target Bonus (% of 2011 Base Salary(1))
David P. Hall, Former President & Chief Executive Officer (2)	75
George Paspalas, President & Chief Executive Officer (3)	100
Ian S. Walton, Executive Vice-President & Chief Financial Officer	60
Martin Bergeron, Vice-President, Operations	75
Roger Walsh, Former Vice-President, Corporate Development (4)	60

(1)	Details of 2011 base salaries and actual bonuses paid to the Named Executive Officers are listed in the “Summary Compensation Table” below.

(2)	David P. Hall retired from his position as President & Chief Executive Officer on August 15, 2011.

(3)	George Paspalas was appointed to the position of President & Chief Executive Officer on August 15, 2011.

(4)	Roger Walsh resigned from his position with the Company on August 20, 2011.

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Management Information Proxy Circular	2012

2011 Part Year Performance Bonus for the Current and Former President and Chief Executive Officers

During 2011, the former President and Chief Executive Officer, David P. Hall, retired from his position as an executive officer and on August 15, 2011, a new President and Chief Executive Officer, George Paspalas, was appointed.  In 2011, the former President and Chief Executive Officer was entitled to participate in the Company’s executive annual cash bonus plan, providing him with an opportunity to receive a bonus of up to 75% of his annual salary, prorated up to August 15, 2011.  In 2011, the new President and Chief Executive Officer was entitled to participate in the Company’s executive annual cash bonus plan providing him with an opportunity to receive a bonus of up to one hundred percent (100%) of his annual salary, prorated from his start date.  The bonuses for each present and past executive were based on that individual’s contribution to the achievement of the Company’s goals and objectives, assessed proportionally to the period in which they held their respective positions.

The 2011 part-year performance bonuses for the current and former President and Chief Executive Officers were determined in the First Quarter of 2012, by the independent, non-executive directors following recommendations made by the Compensation & Human Resources Committee.  In formulating its recommendations, the Compensation & Human Resources Committee reviewed 2011 corporate performance based on the achievement of various specific objectives, including the Annual Objectives with respect to the former President and Chief Executive Officer and the Part Year Objectives that had been established for the new President and Chief Executive Officer shortly following his appointment.   In addition, other qualitative factors relative to the Annual and Part Year Objectives were considered and reviewed.  Each executive was assessed with respect to his contribution to the achievement of the Company’s goals and objectives proportionally to the period in which they held their respective positions.  The independent, non-executive directors, taking into consideration the recommendations made by the Compensation & Human Resources Committee, made the final determination with respect to the performance and achievement of the objectives by the former and current President and Chief Executive Officers and the bonuses that were payable.

In addition, the Compensation and Human Resources Committee, in consultation with the current and former President and Chief Executive Officers, also assessed the performance of the other Named Executive Officers relative to the Annual Objectives and provided recommendations to the independent, non-executive directors.  In assessing an individual executive’s performance relative to the Annual Objectives and overall corporate goals and objectives, each executive’s contribution towards those goals and objectives was reviewed and analyzed.  In addition, during the evaluation process it is recognized that executive officers cannot control certain factors such as interest rates, currency exchange rates (which may impact on costs and profitability) and the international market for gold produced by the Company.  When applying the performance criteria, factors over which the executive officers could exercise control are considered such as controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

For 2011, the overall performance rating determined and approved by the independent non-executive directors and used in calculating the performance bonus with respect to the Named Executive Officers, including the past and current President and Chief Executive Officers, varied between 84.6% and 89.7%.

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Management Information Proxy Circular	2012

The following accomplishments and achievements, in particular, were recognized:

•	Record gold production of 163,845 ounces;
•	Total cash costs of US$537 per ounce;
•	Operating profit margin per ounce increased 72% to US$1.041, due to higher realized gold prices;
•	Mineral reserves at Casa Berardi replenished in 2011, totalling 1,459,0000 ounces of gold as at December 31, 2011;
•	Measured and indicated mineral resources at Casa Berardi increased 81% to 1,495,000 ounces of gold as at December 31, 2011;
•	Estimated mineral resources in the Hosco area of the Joanna property increased by 31%;
•	Successful succession of the President and Chief Executive Officer with the hiring of Mr. George Paspalas as the Company’s new President and Chief Executive Officer on August 15, 2011;
•	Record revenues of $260 million, up 45% from 2010;
•	Record net profits of $43.9 million, or $0.27 per share, up 155% from 2010;
•	Record cash flow from operating activities of $121.3 million, up 138% from 2010;
•
Maintained strong balance sheet:  As of December 31, 2011, Aurizon’s cash balances had risen to $213.5 million, up from $139 million on December 31, 2010 and the Company had working capital of $198 million as at December 31, 2011, up from $149 million in 2010;

•	Establishment of a US$50 million revolving credit facility;
•	Performance of mining activities in accordance with safe and well planned mining practices, in compliance with all appropriate regulations, and the highest environmental standards;
•	Commencement of shaft deepening project at the West Mine at Casa Berardi.
•	Improvement in equipment utilization and availability; and
•	Successful exploration programs at the Casa Berardi Mine, the Marban and Fayolle projects.

For additional information regarding the technical information above, see the Company’s Annual Information Form dated March 30, 2012 filed under the Company’s profile on SEDAR.  The technical information in this Management Information Proxy Circular was reviewed and approved by Martin Bergeron, P. Eng., Vice-President, Operations of Aurizon and a Qualified Person under National Instrument 43‐101.

Details of the bonuses paid to the Named Executive Officers, including the past and current President and Chief Executive Officers, are listed in the “Summary Compensation Table” below.

Long-Term Incentives/Option Based Awards

In keeping with the Company’s philosophy of promoting long-term sustainable growth and profitability, incentive stock options may be granted as part of an executive’s compensation package.  The Compensation & Human Resources Committee reviews and makes recommendations to the Board with respect to the allocation of options to the Named Executive Officers under the Company’s existing Stock Option Plan.  In making its recommendations, the Compensation and Human Resources Committee takes into account the current value of past equity compensation granted to the executive.  The Board then determines, after reviewing the recommendations of the Compensation & Human Resources Committee, the Named Executive Officers and other key employees to whom grants are to be made and the terms and conditions of such grants.  Generally, options granted to the Named Executive Officers vest as to 25% immediately; 25% at one year from the date of grant; 25% two years from the date of grant and 25% three years from the date of grant.

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Management Information Proxy Circular	2012

For further details of the stock options granted to the Named Executive Officers during the year ended December 31, 2011, see Option-based awards in the “Summary Compensation Table” below.

In addition, as part of the Independent Compensation Review, the Company’s existing Stock Option Plan, whereby the maximum number of Common Shares issuable pursuant to options granted thereunder cannot exceed 7% of the total number of Common Shares outstanding from time to time, was also re-assessed.  According to the Independent Compensation Review, a more commonly used maximum number under conventional plans is based on 10% of the total number of shares outstanding from time to time.  As a result, in order to provide more capacity to offer incentives in a highly competitive labour market, the Compensation and Human Resources Committee recommended that the Board consider amending the Company’s existing Stock Option Plan to a 10% Rolling Plan, which would provide more capacity and flexibility to offer incentives and allow the Company to be more competitive in the recruitment and retention of key executives and employees who are essential in the development and achievement of the Company’s strategic plans and objectives.

The independent, non-executive directors subsequently accepted the foregoing recommendations and, as a result, the Company is seeking the required shareholder approval, at the Meeting, for an amendment to the Company’s Stock Option Plan, whereby the maximum number of shares issuable pursuant to options granted under the Plan would be increased from 7% to 10% of the total number of Common Shares outstanding from time to time.  See “Particulars of Other Matters to be Acted Upon” below for further details.

Other Compensation

The Named Executive Officers have each entered into employment agreements with the Company which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. See “Termination and Change of Control Benefits” below for further information.

Named Executive Officers are also entitled to receive all other benefits that are available to employees of the Company generally, including extended health benefits, supplemental insurance coverage, and a dental plan.

Chief Executive Officer Share Ownership Policy

The Company has adopted a policy whereby the Chief Executive Officer is required to own the equivalent of at least one (1) year of his base salary in Common Shares within three years of appointment.  Mr. George Paspalas was appointed Chief Executive Officer on August 15, 2011 and has three years from that date to achieve his ownership requirement.

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Management Information Proxy Circular	2012

Share Performance Graph

The following graph and table illustrates the Company’s five-year (to December 31, 2011) cumulative shareholder return based on a $100 investment (on December 31, 2006) in the Company’s Common Shares compared to the cumulative return on a comparable investment on the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the same period, ended December 31, 2011, each Index as published by the Toronto Stock Exchange (“TSX”).

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDER RETURN COMPARISONS
(Based on an initial investment of $100 on December 31, 2006 to December 31, 2011)

As described above, the Compensation and Human Resources Committee considers various factors in determining the compensation of the Named Executive Officers and Common Share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.  As a gold producing company, the Company’s Common Share price can be impacted by the market price of gold, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control and difficult to forecast. The Common Share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions.

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Management Information Proxy Circular	2012

Over the five-year period, the Company’s share price has outperformed the S&P/TSX Global Gold and S&P/TSX Composite indices.  The Company’s average annual rate of return for the past five years was 6.44%, compared to 2.8% for the S&P/TSX Global Gold Composite and 1.30% for the S&P/TSX Composite.  Due to a variety of factors, the Company’s executive compensation has also increased over the same period. Factors contributing to the increase in executive compensation include increased competition for qualified mining executives, the expansion, development and success of the Company over the past five years, and the Company’s need to retain and attract experienced personnel in order to deliver on its long-term strategy to maximize shareholder value through the responsible growth and development of multiple gold assets.  In addition, the Company was required to attract and hire a new Chief Executive Officer in a highly competitive environment in 2011.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - "Form 51-102F6") sets forth all direct and indirect compensation provided to the Company’s Named Executive Officers, for the fiscal years ended December 31, 2009, 2010 and 2011.

					Non-equity incentive plan compensations ($) (f)
Name of Named Executive Officer and Principal Position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d	Option- based awards ($) (1) (e)	Annual incentive plans (f1)	Long-term incentive plans (f2)	Pension value ($) (g)	All other compen- sation ($) (2) (h)	Total Compensation (Salary, Option- based Awards, Annual Incentive Plans and All Other Compensation) ($) (1) (i)	Total Compensation (excluding value of any Option Based Awards) ($) (j)
George Paspalas, President & Chief Executive Officer (3)	2011	256,250	NIL	2,098,441	185,000	NIL	NIL	881	2,540,572	442,131
David P. Hall, Former President & Chief Executive Officer, Chairman of the Board (4)	2011	337,500 (5)	NIL	99,940 (6)	185,000	NIL	NIL	13,796	636,236	536,296
	2010	380,000	NIL	1,206,060	180,000	NIL	NIL	13,778	1,779,838	573,778
	2009	320,000	NIL	NIL	140,000	NIL	NIL	13,448	473,448	473,448
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2011	310,000	NIL	420,800	165,000	NIL	NIL	11,384	907,184	486,384
	2010	290,000	NIL	904,545	138,000	NIL	NIL	11,118	1,343,663	439,118
	2009	250,000	NIL	NIL	87,500	NIL	NIL	10,662	348,162	348,162
Martin Bergeron Vice-President, Operations (7)	2011	260,000	NIL	420,800	165,000	NIL	NIL	39,104	884,904	464,104
	2010	205,000	NIL	791,474	75,000	NIL	NIL	36,267	1,107,741	316,267
	2009	37,059	NIL	519,210	13,000	NIL	NIL	2,674	571,943	52,733
Roger Walsh, Former Vice-President, Corporate Development (8)	2011	332,614	NIL	NIL	NIL	NIL	NIL	1,498	334,112	334,112
	2010	275,000	NIL	1,147,982	126,000	NIL	NIL	1,610	1,550,592	402,610
	2009	174,808	NIL	766,327	30,000	NIL	NIL	NIL	971,135	204,808

  Notes to the Summary Compensation Table

(1)
The value of option-based awards was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used mathematical valuation model that ascribes a value to a stock option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value and do not correspond to the actual value that will be recognized by the Named Executive Officers.  Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant estimated “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company’s actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts in column (i) above, which are based, in part, on the grant date fair value amounts set out in column (e) above. The total compensation listed in column (j) above has been included to reflect the total compensation of each Named Executive Officer not including the value of any option-based awards. The value of the in-the-money options currently held by each Named Executive Officer (based on share price less option exercise price) is set forth in “Outstanding Option-Based Awards” table below.

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(a)
George Paspalas – In 2011, the value of option-based awards, using the Black-Scholes option pricing model, was 500,000 shares at $2.93 and 240,000 shares at $2.63. The options were granted at an exercise price of: 500,000 shares at $6.38 and 240,000 shares at $6.02, which was the closing price for the Common Shares on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 1.2%; (ii) current time to expiration of the option which was assumed to be 3.7 years; and (iii) the volatility for the Common Shares on the TSX, which was 60.9%.

(b)
David P. Hall – In 2011, the value of option-based awards, using the Black-Scholes option pricing model, was 38,000 shares at $2.63 (2010 -  240,000 shares at $2.16 and 200,000 shares at $3.44 per option; 2009 – N/A); The options were granted at an exercise price of $6.02 (2010 - 240,000 shares at $4.84; and 200,000 shares at $7.52; (2009 – N/A), which was the closing price for the Common Shares on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 1.0% (2010 — 1.9%; 2009 —N/A); (ii) current time to expiration of the option which was assumed to be 3.7 years (2010 — 3.3; 2009 – N/A); and (iii) the volatility for the Common Shares on the TSX, which was 58.9% (2010 — 63.6%; 2009 — N/A).

(c)
Ian S. Walton – In 2011, the value of option-based awards, using the Black-Scholes option pricing model, was 160,000 shares at $2.63 (2010 — 180,000 shares at $2.16 and 150,000 shares at $3.44; 2009 – N/A) per option. The options were granted at an exercise price of $6.02 (2010 — 180,000 shares at $4.84 and 150,000 shares at $7.52; 2009 – N/A), which was the closing price for the Common Shares on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 1.0% (2010 — 1.9%; 2009 —N/A); (ii) current time to expiration of the option which was assumed to be 3.7 years (2010 — 3.3; 2009 – N/A); and (iii) the volatility for the Common Shares on the TSX, which was 58.9% (2010 — 63.6%; 2009 — N/A).

(d)
Martin Bergeron – In 2011, the value of option-based awards, using the Black-Scholes option pricing model, was 160,000 shares at $2.63 (2010 — 80,000 shares at $2.16 and 180,000 shares at $3.44; 2009 — 200,000 shares at $2.60) per option. The options were granted at an exercise price of $6.02 (2010 — 80,000 shares at $4.84 and 180,000 shares at $7.52; 2009 — 200,000 shares at $5.30), which was the closing price for the Common Shares on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 1.0% (2010 — 2.0%; 2009 —2.3%); (ii) current time to expiration of the option which was assumed to be 3.7 years (2010 — 3.4; 2009 — 3.5); and (iii) the volatility for the Common Shares on the TSX, which was 58.9% (2010 — 62.3%; 2009 — 66.4%).

(e)
Roger Walsh - Mr. Walsh resigned from his position with the Company on August 20, 2011 and was not awarded any options in 2011.  In 2010, the value of option-based awards, using the Black-Scholes option pricing model, was:   270,000 shares at $2.59 and 80,000 shares at $2.16 (2009 — 250,000 shares at $3.07) per option. In 2010, the option-based awards were granted at an exercise price of 270,000 shares at $5.55 and 80,000 shares at $4.84 (2009 — 250,000 shares at $6.09), which was the closing price for the Common Shares on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which for 2010 was 2.3% (2009 —1.7%); (ii) current time to expiration of the option which was assumed to be 3.7 years in 2010 (2009 — 4.2); and (iii) the volatility for the Common Shares on the TSX, which for 2010 was 60.8% (2009 — 54.5%).

(2)           These amounts include life insurance premiums, parking, and professional dues.

(3)           Mr. Paspalas was first appointed to the position of President  & Chief Executive Officer on August 15, 2011.

(4)	Mr. Hall retired from his position as President & Chief Executive Officer on August 15, 2011 and is currently the Chairman of the Board.

(5)
Of this amount, $281,250 was paid to Mr. Hall in his capacity as President and Chief Executive Officer and $56,250 was paid to Mr. Hall in his capacity as Chairman, following his retirement as President and Chief Executive Officer on August 15, 2011.

(6)	These options were granted to Mr. Hall in his capacity as Chairman of the Board on December 8, 2011.

(7)           Mr. Bergeron was first appointed to the position of Vice-President, Operations on October 19, 2009.

(8)	Mr. Walsh was first appointed to the position of Vice-President, Corporate Development on March 23, 2009 and resigned from his position with the Company on August 20, 2011.

INCENTIVE PLAN AWARDS

Named Executive Officers are eligible for grants of stock options under the Company’s Stock Option Plan.  For details of the Company’s Stock Option Plan, see “Securities Authorized for Issuance Under the Equity Compensation Plans” below.

The Company does not currently have an equity award plan that provides compensation based on achievement of certain performance goals or similar conditions within a specified period, or a share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

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Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2011 for each of the Named Executive Officers:

Stock Options Outstanding as at December 31, 2011
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($) (1)
George Paspalas, Chief Executive Officer & President	500,000(4)	6.38	August.15, 2016	NIL
	240,000(4)	6.02	December. 8, 2016	NIL
Total:	740,000			NIL
David P. Hall, (6) Former President & Chief Executive Officer	200,000(2)	4.10	April 4, 2012	180,000
	125,000(2)	3.74	December 12,2012	157,500
	120,000(2)	5.02	May 14, 2013	NIL
	240,000(2)	2.95	December 4, 2013	492,000
	240,000(3)	4.84	January 14, 2015	38,400
	200,000(3)	7.52	December 9, 2015	NIL
	38,000(4)	6.02	December 8, 2016	NIL
Total:	1,163,000			867,900
Ian S. Walton, Executive Vice-President & Chief Financial Officer	135,000(2)	4.10	April 4, 2012	121,500
	110,000(2)	3.74	December 12, 2012	138,600
	100,000(2)	5.02	May 14, 2013	NIL
	130,000(2)	2.95	December 4, 2013	266,500
	180,000(3)	4.84	January 14, 2015	28,800
	150,000(3)	7.52	December 9, 2015	NIL
	160,000(4)	6.02	December 8, 2016	NIL
Total:	965,000			555,400
Roger Walsh, Former Vice-President, Corporate Development (7)	250,000(5)	6.09	February 18, 2012	NIL
	40,000(3)	4.84	February 18, 2012	6,400
	135,000(3)	5.55	February 18, 2012	NIL
	20,000(3)	7.52	February 18, 2012	NIL
Total:	445,000			6,400
Martin Bergeron, Vice-President, Operations	200,000(8)	5.30	October 19, 2014	NIL
	80,000(3)	4.84	January 14, 2015	12,800
	180,000(3)	7.52	December 9, 2015	NIL
	160,000(4)	6.02	December 8, 2016	NIL
Total:	620,000			12,800

(1)
The value of unexercised in-the-money options is based on the number of options held as of December 31, 2011, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2011, which was $5.00, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” columns above may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment.

(2)
At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2011, 100% of these options were fully vested.

(3)
At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2011, 50% of the original number of granted options had vested.

(4)
At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2011, 25% of the original number of granted options had vested.

(5)
At the time of granting, the options were subject to a vesting schedule whereby 50% vest immediately and 50% vest on the 1st anniversary of the date of grant.  As at December 31, 2011, 100% of these options were fully vested.

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Management Information Proxy Circular	2012

(6)	Mr. Hall retired from his position as President and Chief Executive Officer on August 15, 2011 and is currently the Chairman of the Board.

(7)
Mr. Walsh resigned from his position with the Company as of August 20, 2011 and, in accordance with his Employment Agreement, all unvested options were cancelled after a three month notice period, being November 20, 2011.  The expiry date of all vested options subsequent to the notice period was February 18, 2012, being 90 days after the end of the said notice period.  On February 18, 2012, all of these options were cancelled, unexercised.

(8)
At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2011, 75% of the original number of granted options had vested.

Option-Based Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2011 for each of the Named Executive Officers:

Name	Value on Date Vested ($) (1)
George Paspalas Chief Executive Officer & President	NIL
David P. Hall, Former President and Chief Executive Officer(2)	280,500
Ian S. Walton, Executive Vice-President & Chief Financial Officer	210,950
Martin Bergeron, Vice-President, Operations	31,400
Roger Walsh, Former Vice-President, Corporate Development (3)	31,400

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer’s continued employment.

(2)	Mr. Hall retired from his position as President and Chief Executive Officer on August 15, 2011 and is currently the Chairman of the Board.

(3)	Mr. Walsh resigned from his position with the Company on August 20, 2011.

Information regarding the terms and conditions of the Company’s existing Stock Option Plan and proposed amendments to the Company’s existing Stock Option Plan are set forth under “Particulars of Other Matters to be Acted Upon” below.

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

PENSION PLAN BENEFITS

The Company does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers or directors of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company draws upon the knowledge, experience and advice of its Named Executive Officers and other key employees in order to manage its business for the benefit of the Company's shareholders.  In order to provide for the continued dedication of its Named Executive Officers and key employees, and recognizing that the Company does not maintain a pension plan or provide other benefits to executive officers upon retirement, the non-executive directors have determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and other key employees with enhanced financial security in the event of termination without cause or for good cause and/or a change in control.

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Management Information Proxy Circular	2012

The Company has employment agreements with the Named Executive Officers, which provide for payment of severance in the event of termination by the Company without cause, or termination for good cause (as described in “Notes” below) by a Named Executive Officer, and which provide for accelerated vesting of unvested options and permits the exercise of options until the earlier of their original expiry date and one year after termination.  See additional disclosure under “Estimated Compensation on Termination and/or Change of Control” below.

The employments agreements of the Company's executive officers that include change of control termination provisions typically are based on a 'double trigger' model that requires both a 'change of control' and a change in the executive's employment terms to occur before the provisions are triggered.   The employment agreement of the Executive Vice-President & Chief Financial Officer of the Company, which has been in place since 2006, is an exception to the foregoing.  At the time, the Company was in the final construction/pre-production phase of its first mine and had been the subject of a hostile takeover bid.  The employment agreement for this key executive officer includes a provision that would permit him to elect to resign within six (6) months following a change of control transaction to receive the amounts described below under the heading “Estimated Compensation on Termination and/or Change of Control -  Mr. Ian S. Walton, Executive Vice-President and Chief Financial Officer”.  “Change of control” is defined in Mr. Walton’s employment agreement as a transaction in which a person or group acting jointly or in concert, acquires directly or indirectly Common Shares which, when added to all other Common Shares of the Company at the time directly or indirectly held by such person or persons constitutes for the first time in the aggregate 50% or more of the outstanding Common Shares; the removal of more than 50% of the Board or election of a majority of directors who were not the Company’s incumbent board, a sale of all or substantially all of the assets of the Company, or a reorganization, plan of arrangement or other similar transaction.  This termination provision was considered by the independent directors to be appropriate and necessary to ensure the retention of this key officer in the circumstance in which the agreement was negotiated.

The Company does not have any other career compensation in the form of retirement benefits, pension plans or defined contribution plans that provide for payments or benefits at, following, or in connection with retirement for its Named Executive Officers.

Estimated Compensation on Termination and/or Change of Control

Mr. George Paspalas, President & Chief Executive Officer

Mr. Paspalas was appointed President & Chief Executive Officer on August 15, 2011 and under the terms of his Employment Agreement, assuming a triggering event took place on the last business day of the most recently completed financial year, Mr. Paspalas would have received $2,406,250 in estimated compensation upon termination by the Company without cause or termination for good cause (See Note 1 below) by Mr. Paspalas.  This amount is equal to Mr. Paspalas’ bonus percentage applied to his then current annual salary and pro-rated for the portion of the calendar year up to the termination date, and the sum of (i) two times annual salary and (ii) two (2) times the target bonus in effect at the time.  Following two full years of employment, the termination will be based on his bonus percentage applied to his then current annual salary and pro-rated for the portion of the calendar year up to the termination date, plus the sum of: (i) two times annual salary and (ii) two (2) times the Employee's average Bonus, calculated as the average of the annual Bonus paid to the Employee for the two (2) fiscal years prior to the termination date.

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Management Information Proxy Circular	2012

In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last business day of the most recently completed financial year would have been $NIL (See Note 2 below).  Mr. Paspalas would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Ian S. Walton, Executive Vice-President and Chief Financial Officer

Under the terms of Mr. Walton’s Employment Agreement, assuming a triggering event took place on the last business day of the most recently completed financial year, Mr. Walton would receive $1,341,500 in estimated compensation upon termination by the Company without cause, termination for “good cause” (See Note 3 below) by Mr. Walton, or including following a change of control as described above.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest if a triggering event took place on the last business day of the most recently completed financial year would have been $14,400 (See Note 2 below).  Mr. Walton would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Martin Bergeron, Vice-President, Operations

Under the terms of Mr. Bergeron’s Employment Agreement, assuming a triggering event took place on the last business day of the most recently completed financial year, Mr. Bergeron would receive $416,083 in estimated compensation upon termination by the Company without cause, or termination for “good cause” (See Note 3 below).  This amount is equal to the sum of (i) one year’s annual salary as at the date of termination, (ii) one month’s salary for each year of service since October 2009, and (iii) his average annual bonus.

In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last business day of the most recently completed financial year would have been $6,400 (See Note 2 below).  Mr. Bergeron would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Roger Walsh, Vice-President, Corporate Development

Mr. Walsh resigned from his position with the Company on August 20, 2011 and received the continuation of his salary up until November 20, 2011.

Note 1
Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee’s responsibilities, title or reporting; a material reduction of the Employee’s Annual Salary, unless other executive officers are similarly treated; a change in the location of the office of the Company from which the Employee works of more than 50 kilometres from the then-current location of such office; a material reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

Note 2
The estimated incremental value is based on the number of unvested options held as of December 31, 2011, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2011, which was $5.00, and the exercise price of the option.  We caution that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company’s actual operating performance and stock price fluctuations.

Note 3
Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee’s responsibilities, title or reporting; a reduction of the Employee’s Annual Salary; any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

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Management Information Proxy Circular	2012

NON-EXECUTIVE DIRECTOR COMPENSATION

Mr. Paspalas, who is a director and the President and Chief Executive Officer of the Company, and Mr. Walton, who is a director and the Executive Vice-President and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.  In addition, prior to his retirement as President and Chief Executive Officer on August 15, 2011, Mr. Hall, who is also a director and the Chairman of the Board, did not receive any remuneration for his service as a director of the Company. Subsequent to his retirement as President and Chief Executive Officer, Mr. Hall received a retainer as Chairman of the Board.

The table below sets out the amounts, before withholdings, that each non-executive director earned in fees for his or her services as a director during the year ended December 31, 2011.

Name (a)	Fees Earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($) (1) (d)	Non-equity incentive plan compensations ($) (e)	Pension value ($) (f)	All other compen-sation ($) (2) (g)	Total Compensation (Fees Earned, Option-based Awards) ($) (1) (h)	Total Compensation (excluding value of any Option Based Awards) ($) (i)
Sargent H. Berner	41,500	NIL	99,940	NIL	NIL	NIL	141,440	41,500
George Brack	47,500	NIL	99,940	NIL	NIL	NIL	147,440	47,500
Louis Dionne	99,000	NIL	99,940	NIL	NIL	NIL	198,940	99,000
Andre Falzon	56,600	NIL	99,940	NIL	NIL	NIL	156,540	56,600
Richard Faucher	43,000	NIL	99,940	NIL	NIL	NIL	142,940	43,000
Diane Francis	45,400	NIL	99,940	NIL	NIL	NIL	145,340	45,400
David P. Hall (2)	56,250	NIL	99,940	NIL	NIL	NIL	137,440	56,250
Brian S. Moorhouse	50,500	NIL	99,940	NIL	NIL	NIL	150,440	50,500

  Notes to Table

(1)
The value of option-based awards was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used mathematical valuation model that ascribes a value to a stock option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value and do not correspond to the actual value that will be recognized by the director.  Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant estimated “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Whether, and to what extent, a director realizes value will depend on the Company’s actual operating performance, stock price fluctuations and the director’s continued directorship.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts in column (i) above, which are based, in part, on the grant date fair value amounts set out in column (e) above. The total compensation listed in column (j) above has been included to reflect the total compensation of each director not including the value of any option-based awards. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in “Outstanding Option-Based Awards” table below.

The value of option-based awards, using the Black-Scholes option pricing model, was $2.63. The options were granted at an exercise price of $6.02, which was the closing price for the Common Shares of the Company on the TSX on the day prior to the date of grant.   Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 1.0%; (ii) current time to expiration of the option which was assumed to be 3.7 years; and (iii) the volatility for the Common Shares of the Company on the TSX, which was 58.9%.

(2)
Mr. Hall retired from his position as President and Chief Executive Officer on August 15, 2011.  Up until that date, he did not receive any remuneration as a director of the Company.  Following his retirement as an executive officer, the non-executive, independent directors approved an annual retainer in the amount of $150,000 for Mr. Hall’s services as Chairman of the Board.  See Summary Compensation Table above for information concerning the compensation paid to Mr. Hall in his capacity as the Company’s President and Chief Executive Officer prior to August 15, 2011.

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Management Information Proxy Circular	2012

Annual Retainers and Meeting Participation Fees

In 2011, the Compensation & Human Resources Committee retained the services of Roger Gurr and Associates, an independent compensation consultant, to conduct an Independent Compensation Review and to provide a report on executive and director compensation.  The Independent Compensation Review included market information, surveys and trends, as well as opinions on executive and director compensation and was based on data from peer companies (mining companies of similar size, stage of development, etc.) as well as the general marketplace for comparisons and included compensation (cash and equity based) of non-executive directors as board members, including their leadership roles as Board Chairman, Lead Director and Chairs of each of the Committees of the Board.  See Executive Compensation Consultants and Related Fees above for further information.

The Compensation and Human Resources Committee met twice in the fourth quarter of 2011 and, following its review of director compensation, recommended that the cash-based remuneration in the form of annual retainers for non-executive directors and all other non-executive director fees, remain unchanged for 2012.  The Committee also recommended the adoption of a deferred share unit plan ("DSU Plan") for non-executive directors pursuant to which, in future, a portion of the compensation paid to directors would be paid in deferred share units ("DSUs"), with a view to further aligning the interests of directors with those of shareholders.  The Board of Directors subsequently approved the recommendations of the Compensation and Human Resources Committee, whereby the cash-based remuneration for the Company’s non-executive directors would remain the same as the prior year and approved the adoption of a DSU Plan for non-executive directors.  On March 14, 2012, non-executive directors, other than the Chairman, received 10,893 deferred share units under the DSU Plan; and the Chairman received 15,251 deferred share units under the DSU Plan.  These grants had a value of $4.59 per share unit.  The cash-based remuneration for the Company’s non-executive directors for 2012 is as follows:

Annual Retainers	$
Chairman of the Board	150,000
Technical Matters	50,000
Directorship (other than the Chairman of the Board)	25,000
Audit Committee Chairman	10,000
Lead Director	6,000
Compensation & Human Resources Committee Chairman	6,000
Corporate Governance and Nominating Committee Chairman	6,000
Environmental, Health, Safety & Sustainable Development Committee Chairman	6,000
Participation Fee per Meeting
Director Meeting	1,200
Committee Meeting	1,200

Note:  Mr. Paspalas, who is a director and the President and Chief Executive Officer of the Company, and Mr. Walton, who is a director and the Executive Vice-President and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.  Mr. David P. Hall, who is the Chairman of the Board does not receive any meeting participation fees.

Mandatory Share Ownership Policy for Non-Executive Directors

In May, 2006, the Board implemented a mandatory share ownership policy for non-executive directors.  Non-executive directors are required within three (3) years of their initial election to the Board to hold Common Shares having a value of no less than three times the Directorship annual cash retainer fee (in 2011, that being 3 x $25,000 or $75,000).  The value of the shares held is calculated as of the most recent fiscal year-end closing price of the Common Shares on the Toronto Stock Exchange.  The ownership requirement may be achieved through the award of DSUs.

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Management Information Proxy Circular	2012

Following a dramatic change in stock price or other event, where a non-executive director of the Company no longer meets the minimum requirement pursuant to the Mandatory Share Ownership Policy for Directors as of the most recent fiscal year-end, individual directors are required to bring their holdings back up to the minimum number of shares pursuant to the Mandatory Share Ownership Policy for Directors within six months of that fiscal year end.

As at April 5, 2012, all non-executive directors held Common Shares and DSUs of the Company with a value in excess of the amount required under the policy.  The share ownership of each Director is set out under "Election of Directors" in this Information Circular.

Option-Based Awards

All directors are eligible participants under the Company’s existing Stock Option Plan.  Effective as of May 13, 2010, the maximum number reserved for issue pursuant to Options granted to any one non-executive Director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant of an Option, and $100,000 in value, calculated using a generally accepted valuation methodology.  New options granted under the Company’s existing Stock Option Plan have a maximum five year term, are exercisable at the market price of the Common Shares on the date of grant (as defined in the Company’s existing Stock Option Plan) and are subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  Notwithstanding the foregoing provisions, at the discretion of the directors, up to a maximum of 250,000 fully vested options may be granted upon the initial election or appointment of a new Director.

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2011 for each of the non-executive directors:

Non-executive Director Stock Options Outstanding as at December 31, 2011
Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value(1) of unexercised in-the-money options ($)
Sargent H. Berner	49,500	4.10	Apr 4, 2012	44,550
	60,000	5.02	May 14, 2013	NIL
	100,000	2.95	Dec 4, 2013	205,000
	100,000	4.84	Jan. 14, 2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total:	447,500			265,550
George Brack	100,000	7.59	Nov. 8, 2015	NIL
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total:	238,000			NIL
Louis Dionne	50,000	4.10	Apr 4, 2012	45,000
	60,000	3.74	Dec 12, 2012	75,600
	60,000	5.02	May 14, 2013	NIL
	100,000	4.84	Jan. 14, 2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total:	408,000			136,600
Andre Falzon	25,000	5.02	May14, 2013	NIL
	100,000	2.95	Dec 4, 2013	205,000
	100,000	4.84	Jan. 14, 2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total :	363,000			221,000

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Management Information Proxy Circular	2012

Non-executive Director Stock Options Outstanding as at December 31, 2011
Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value(1) of unexercised in-the-money options ($)
Richard Faucher	50,000	2.95	Dec 04,2013	102,500
	100,000	4.84	Jan. 14,2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total :	288,000			118,500
Diane Francis	60,000	5.02	May 14, 2013	NIL
	100,000	4.84	Jan. 14,2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total :	298,000			16,000
David P. Hall (2)	200,000	4.10	Apr. 4, 2012	180,000
	125,000	3.74	Dec.12, 2012	157,500
	120,000	5.02	May14,2013	NIL
	240,000	2.95	Dec 4,2013	492,000
	240,000	4.84	Jan. 14,2015	38,400
	200,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total :	1,163,000			867,900
Brian S. Moorhouse	100,000	4.10	Apr 04,2012	90,000
	60,000	3.74	Dec 12,2012	75,600
	60,000	5.02	May 14,2013	135,600
	100,000	2.95	Dec 4,2013	205,000
	100,000	4.84	Jan. 14,2015	16,000
	100,000	7.52	Dec. 9, 2015	NIL
	38,000	6.02	Dec. 8, 2016	NIL
Total:	558,000			386,600

(1)
The value of unexercised in-the-money options is based on the number of options held as of December 31, 2011, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2011, which was $5.00, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” column above may not represent the amounts that the director will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company’s actual operating performance and stock price fluctuations.

(2)	Mr. Hall was formerly the President and Chief Executive Officer of the Company and retired from this position on August 15, 2011. He is currently the Chairman of the Board.

Option-Based Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2011 for each of the non-executive directors:

Name	Value on Date vested ($) (1)
Sargent H. Berner	NIL
George Brack	NIL
Louis Dionne	NIL
Andre Falzon	NIL
Richard Faucher	NIL
Diane Francis	NIL
David Hall (2)	280,500
Brian S. Moorhouse	NIL

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the director will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company’s actual operating performance and stock price fluctuations.

(2)	Mr. Hall retired from his positions as the President and Chief Executive Officer of the Company on August 15, 2011 and is currently the Chairman of the Board.

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Management Information Proxy Circular	2012

Information regarding the terms and conditions of the Company’s existing Stock Option Plan and proposed amendments to the Company’s existing Stock Option Plan are set forth under “Particulars of Other Matters to be Acted Upon” below.

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

Deferred Compensation Plans/DSU Plan

In March, 2012, the Board approved the adoption and implementation of a DSU Plan for non-executive directors.  The purpose of the DSU Plan is to advance the interests of the Company through the attraction, retention and motivation of directors and to strengthen the alignment of interests between the directors and the shareholders of the Company by linking a portion of annual director compensation to the future value of the Common Shares.

Under the DSU Plan, directors may elect to receive a portion of their annual retainer in the form of DSUs.  In addition, a director may elect to receive further grants of DSUs in an amount equal to the percentage specified by such director of his or her annual cash retainer fee for Board service.   DSUs vest immediately with dividend equivalents in the form of additional DSUs. DSUs do not have an exercise price.  A DSU’s value is based on the closing price of the Common Shares on the TSX on the business day prior to the date of grant and can only be settled in cash consideration, no earlier than 30 days following the date the director has retired from, or ceased to hold, all positions with the Company and no later than December 15 of the first calendar year commencing after the termination date.

On March 14, 2012, non-executive directors, other than the Chairman, received 10,893 deferred share units under the DSU Plan; and the Chairman received 15,251 deferred share units under the DSU Plan.  These grants had a value of $4.59 per share unit.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at the end of most recently completed financial year.  There are no other equity compensation plans that have not been previously approved by security holders:

Equity Compensation Plan Information
as at December 31, 2011
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by security holders	10,910,025	$5.43	505,087
Equity compensation not approved by security holders	Nil	Nil	N/A

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Management Information Proxy Circular	2012

Please refer to “Outstanding Option-Based Awards” above, for information concerning options granted to and held by Named Executive Officers and non-executive directors under the Plan as at the financial year ended December 31, 2011.
Information regarding the terms and conditions of the Company’s existing Stock Option Plan and proposed amendments to the Company’s existing Stock Option Plan are set forth under “Particulars of Other Matters to be Acted Upon” below.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

As at April 5, 2012, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.
No individual who is, or at any time during the financial year ended December 31, 2011, was a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or
(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

STAKEHOLDER COMMUNICATIONS

Stakeholders may communicate with the Company by contacting the Corporate Secretary at the Company’s head office address or through the Company’s website and, if a stakeholder so requests, comments in writing provided by stakeholders will be forwarded to the independent directors.  Stakeholders should be prepared to identify themselves as a condition to having their comments forwarded to the independent directors.
The Board of Directors reviews the Company’s significant communications with investors and the public, including the Company’s annual audited financial statements, quarterly unaudited financial statements, management’s discussion and analysis, annual information forms, and management information proxy circulars, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the proposed increase in the percentage of shares available for issue under the Company's stock option plan.

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Management Information Proxy Circular	2012

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices as follows.

Independence of Members of Board

The Company's Board currently consists of ten (10) directors.  The Board has made an affirmative determination that seven (7) directors are independent based upon the tests for independence set forth in National Instrument 52-110.  With the exception of Messrs. Hall, Paspalas and Walton, the Board has determined that all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company.  In reaching this determination, the Board considered the circumstances and relationships with the Company of each of its directors.  In determining that all directors except Messrs. Hall, Paspalas and Walton are independent, the Board took into consideration the fact that none of the other directors is an officer or employee of the Company, a former officer or employee, or a party to any material contract with the Company and that none receive remuneration from the Company in excess of directors’ fees, stock option and DSU grants.  Messrs. Paspalas and Walton are not considered independent as they have material relationships with the Company because they are executive officers of the Company. Mr. Hall is not considered independent, based upon the tests for independence set forth in National Instrument 52-110, because, up until August 15, 2011, he was an executive officer of the Company.

The size of the Company is such that all the Company’s operations are conducted by a small management team, two of whom are also represented on the Board. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.  In addition, the Board has separated the roles of the Chairman of the Board, Mr. Hall, and the Chief Executive Officer, with the appointment of Mr. Paspalas as Chief Executive Officer on August 15, 2012.  Furthermore, the Board has appointed Mr. Moorhouse, an independent director, as Lead Director to assist the Board in being effective, cohesive and independent from management.  The Lead Director is responsible for chairing meetings of the independent directors.

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Management Information Proxy Circular	2012

The non-executive directors meet regularly and hold private sessions without the presence of the executive directors and management. During the financial year ended December 31, 2011, five (5) such private sessions were held.  The non-executive directors are also encouraged to meet at any other time they consider necessary without any members of management, including the executive directors, being present.  Further supervision is performed through the Board’s four standing committees, all of which are composed entirely of non-executive, independent directors and who meet regularly without management being in attendance.  The Board’s four standing committees are as follows: the Audit Committee; the Compensation and Human Resources Committee; the Corporate Governance and Nominating Committee; and the Environmental, Health, Safety and Sustainable Development Committee.  The Audit Committee also meets with the Company's external auditors without management being in attendance.
To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would generally not be present for discussions relating to the matter and would not participate in any vote on the matter.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

During the financial year ended December 31, 2011, eighteen (18) Board and standing committee meetings were held.  The attendance record of each director, in their capacity as such, for Board and standing committee meetings held in 2011 was as follows:
Director	Board Meetings Attended	Audit Committee Meetings Attended	Executive Compensation and Corporate Governance Committee Meetings Attended	Compensation and Human Resources Committee Meetings Attended	Corporate Governance and Nominating Committee Meetings Attended	Environmental, Health, Safety, and Sustainable Development Committee Meetings Attended	Total Number of Meetings Attended	Attendance Record
Executive (employee) Directors
George Paspalas, President & Chief Executive Officer	3 of 3(1)	n/a	n/a	n/a	n/a	n/a	3 of 3	100%
Ian S. Walton, Executive Vice President & Chief Financial Officer	8 of 8	n/a	n/a	n/a	n/a	n/a	8 of 8	100%
Non-executive Directors
Sargent H. Berner	8 of 8	n/a	1 of 1 (2)	n/a	1 of 1 (4)	n/a	10 of 10	100%
George Brack	7 of 8	n/a	n/a	2 of 2(3)	1 of 1 (4)	n/a	10 of 11	91%
Louis Dionne	8 of 8	n/a	1 of 1 (2)	2 of 2(3)	n/a	2 of 2	13 of 13	100%
Andre Falzon	8 of 8	4 of 4	n/a	n/a	1 of 1 (4)	n/a	13 of 13	100%
Richard Faucher	8 of 8	4 of 4	n/a	n/a	n/a	1 of 1(5)	13 of 13	100%
Diane Francis	8 of 8	4 of 4	n/a	2 of 2(3)	n/a	1 of 1(5)	15 of 15	100%
David P. Hall, Chairman	8 of 8	n/a	n/a	2 of 2	1 of 1	2 of 2	13 of 13	100%
Brian S. Moorhouse	7 of 8	n/a	1 of 1(2)	n/a	n/a	2 of 2	10 of 11	91%

(1)	Mr. Paspalas was first appointed to the Board of Directors on August 15, 2011.

(2)
On May 12, 2011, the former Executive Compensation and Corporate Governance Committee was split into two (2) standing committees, namely the Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee.  Prior to May 12, 2011, the Executive Compensation and Corporate Governance Committee held one meeting, during which its members were Mr. Berner, Mr. Dionne, and Mr. Moorhouse.

(3)	Subsequent to May 12, 2011 (see Note (2) above), the Compensation and Human Resources Committee held two meetings in 2011, during which its members were Mr. Brack, Mr. Dionne, and Ms. Francis.

(4)	Subsequent to May 12, 2011 (see Note (2) above), the Corporate Governance and Nominating Committee held one meeting in 2011, during which its members were Mr. Berner, Mr. Brack, and Mr. Falzon.

(5)
Prior to May 12, 2011, the Committee held one meeting, during which its members were Mr. Dionne, Ms. Francis and Mr. Moorhouse.  Subsequent to May 12, 2011, the Committee held one meeting, during which its members were Mr. Dionne, Mr. Faucher and Mr. Moorhouse.

Page | 36	Aurizon Mines Ltd.

Management Information Proxy Circular	2012

Summary of 2011 Meetings

Full Board – 8
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – five (5)
Audit Committee – 4
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – four (4)
Former Executive Compensation & Corporate Governance Committee – 1
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – one (1)
Compensation and Human Resources Committee – (2)
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – two (2)
Corporate Governance and Nominating Committee – (1)
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors - one (1)
Environmental, Health, Safety & Sustainable Development Committee – 2
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – Nil (0)

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix I to this Information Circular.

Position Descriptions

The Board has adopted written position descriptions for the Chief Executive Officer, the Chairman of the Board, the Lead Director, and for the Chairman of the Audit Committee.  The Board has not adopted written position descriptions for the chairs of the other Board committees.  It is considered that the individuals appointed to those positions understand that their role is to oversee and facilitate the fulfillment by the committees of their respective mandates.

Orientation and Continuing Education

The Chairman of the Company takes primary responsibility for the orientation and continuing education of directors.   The Corporate Governance and Nominating Committee is also responsible for determining appropriate orientation and education programs for new Board members. New directors are provided with an overview of their role as a member of the Board and its Committees, and the nature and operation of the Company’s business and affairs. New directors are provided with opportunities to visit the Company’s operations and have discussions with the Company’s operating personnel.  New directors also have the opportunity to discuss the Company’s affairs with legal counsel and the representatives of the Company’s external auditors.

All Board members are provided with a monthly management report which details the Company’s business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company’s business.  Board members have full access to the Company's records.

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Management Information Proxy Circular	2012

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

All Board members are provided with:

▪
A Directors’ Manual which contains, among other things, information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies, the Board’s mandate, the charters of the Board and its committees, corporate policies and other relevant information.  The Directors’ Manual is updated regularly.

▪	Access to recent, publicly filed documents of the Company, including technical reports and the Company’s financial information; and

▪	Access to management and technical experts and consultants.

On an annual basis, the directors conduct a site visit to the Company’s operations and meet with the Company’s operations and technical teams.  In October, 2011, Board members conducted their annual site visit by travelling to the Company’s Casa Berardi Mine in north-western Quebec where they toured the mine site and held informal meetings with the Company’s operations and technical teams. The Board members also visited the Company’s technical office in Val-d’Or, Quebec. During the site visit, the Company’s senior management provided the Board with detailed presentations on various aspects of the Company’s operations, development and exploration projects.  Board members also held informal meetings with members of senior management to discuss the Company’s long term plans and strategies.
In addition, during 2011, individual directors have attended seminars and conferences relevant to the oversight functions they perform as members of certain committees, including presentations on current trends in compensation and corporate governance.

Continuing education for Directors is also provided through provision of literature regarding current developments, when available.

Retirement Age

The Company does not have a retirement age policy for directors of the Board.  The Board believes that directors should retire based on performance and contribution, not on age.  To implement a policy that may result in the loss of an engaged, experienced and knowledgeable director that is making a valuable contribution to the Board, simply because he or she has reached an arbitrary age, is neither beneficial nor productive.  In addition, when trying to attract candidates to the board, particularly those candidates who have recently retired from senior executive positions, having a policy of no stipulated retirement age aids in attracting a broader range of candidates, who will look at this factor when comparing board opportunities in a highly competitive environment.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company’s stakeholders is fundamental to the Company’s reputation and ongoing success.  Aurizon is committed to sustainable growth within the parameters of ensuring the safety and well-being of its employees, protecting the environment, and supporting the communities in which it operates. The directors, officers and employees of the Company must be committed to upholding these responsibilities in all facets of the Company’s day to day operations.  In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour.

Page | 38	Aurizon Mines Ltd.

Management Information Proxy Circular	2012

Accordingly, the Board has adopted a Code of Ethics (the "Code"), which is posted on the Company’s website at www.aurizon.com and filed under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code.  The Board of Directors has delegated this responsibility to the Corporate Governance and Nominating Committee which, among other things, reviews the Code periodically.  To date, no waivers of the Code have been granted.  The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline or through a secure Internet reporting service  in accordance with the Company’s Whistle-Blower Policy.  A copy of the Whistle-Blower Policy is available on the Company’s website at www.aurizon.com.

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

The Board also requires that directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying potential Board candidates. The Corporate Governance and Nominating Committee is composed entirely of non-executive, independent directors.  The Corporate Governance and Nominating Committee reviews the competencies and skills that the Company’s Board of Directors, as a whole, possesses; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors, and recommends candidates for nomination, appointment, election and re-election to the Board.  Members of the full Board and representatives of the mining industry are also consulted for possible candidates.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all directors annually, and planning for the succession of the Board.  See Board Assessments below for further information.

Page | 39	Aurizon Mines Ltd.

Management Information Proxy Circular	2012

Compensation of Directors and Officers

The Compensation and Human Resources Committee, which is composed entirely of non-executive and independent directors, is responsible for reviewing the adequacy and form of non-executive directors’ and senior officers’ compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The Compensation and Human Resources Committee annually reviews the adequacy and form of non-executive directors’ compensation and makes recommendations to the Board with respect to the Company’s directorship fee structure and compensation. See Compensation & Human Resources Committee Mandate under the “Statement of Executive Compensation” above.

As set out in the Statement of Executive Compensation report above, Roger Gurr & Associates was retained by the Compensation and Human Resources Committee in 2011 and given a mandate to review and provide advice directly to the Committee with respect the development of an appropriate approach to overall compensation at Aurizon – defining the basic compensation policies & principles, including a compensation strategy for non-executive directors. The review included market information, surveys and trends, as well as opinions on executive and director compensation.  The review was based on data from peer companies (mining companies of similar size, stage of development, etc.), see Benchmark Group above, as well as the general marketplace for comparisons to develop the compensation of the non-executive directors (cash and equity based) as Board members, including their leadership roles as Board Chairman, Lead Director and Chairs of each of the Committees of the Board.

The Compensation and Human Resources Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, the Compensation and Human Resources Committee is responsible to annually:
•
With the assistance of management, monitor trends in compensation of directors and management, review the Company’s compensation policies and plans in light of such trends and make recommendations to the Board;

•
Monitor and evaluate compensation policies and practices in relation to corporate goals and objectives, including previously granted compensation, to ensure that inappropriate or excessive risk-taking by executive officers is not encouraged or rewarded, and that the independence of non-executive directors is assured;

•	review the design and competitiveness of the Company’s overall compensation programs while taking into account the financial and other resources of the Company.
•	review and make recommendations to the Board with respect to the appointment and succession planning of the Chief Executive Officer;
•
review and make recommendations to the independent members of the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the performance of the Chief Executive Officer in light of those goals and objectives and recommend to the independent members of the Board the compensation level of the Chief Executive Officer based on this evaluation;

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Management Information Proxy Circular	2012

•
in consultation with the Chief Executive Officer, review the compensation and succession planning for other senior executive officers of the Company and, where appropriate, make recommendations to the Board;

•	review the design and adequacy of the Company's compensation programs for non-executive directors;
•	review the adequacy and form of the Company’s compensation plans, benefit plans, incentive awards, prerequisites and other remuneration in effect, or proposed for the Company’s employees;
•
review any agreements between the Company and senior executives, including those addressing termination of employment, retirement or other special circumstances, as appropriate, and make recommendations to the Board;

•	in consultation with the CEO, review the appointment or discharge of senior executives;
•
review the principle areas of risks associated with the Company’s compensation and human resources practices and recommend and/or monitor that sufficient resources are allocated to address these risks;

•	review any share ownership guidelines applicable to the Chief Executive Officer and directors and make recommendations to the Board; and
•
review the annual report on executive compensation and the Company’s compensation philosophy for publication in public disclosure documents prior to its publication and make recommendations to the Board.

Board Assessments

Each year Board members are asked to complete a detailed annual assessment questionnaire which seeks subjective comment in key areas.  The questionnaire is designed to allow Board members to evaluate how well the Board, its committees and individual directors are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by the Chairman of the Board and the Corporate Governance and Nominating Committee.  The Chairman of the Corporate Governance and Nominating Committee provides a summary of the report to the full Board and the Chief Executive Officer.  Attribution of comments to individual directors in the summary report is not made.

The Corporate Governance and Nominating Committee also annually assesses the skills, effectiveness, and competencies that each existing director possesses and the contribution made by individual directors at meetings.  A matrix of each director’s qualifications, skills, experience, education and competencies is maintained and reviewed annually by the Committee.  In addition, the Committee reviews the attendance records of each director at director and Committee meetings.  The Company’s Corporate Governance and Nominating Committee is also responsible for annually reviewing Board size to ensure effectiveness.  Where appropriate, the Corporate Governance and Nominating Committee will make recommendations to the Board.

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Management Information Proxy Circular	2012

All four standing committees of the Board, namely the  Audit, the Corporate Governance and Nominating, the Compensation and Human Resources and the Environmental, Health, Safety & Sustainable Development committees of the Board, annually conduct self-assessment reviews and annually review their respective mandates and charters and applicable corporate policies.   Members of each committee are asked to complete a detailed annual assessment questionnaire which seeks subjective comment in key areas relative to each committee’s mandate and charter.  The questionnaire is designed to allow members to evaluate how well the committee and individual members within the committee are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by members of each committee.  The Chairman of each committee then provides a summary of the report to the full Board and the Chairman of the Board.  Where appropriate, these committees will make recommendations to the full Board.

All of these assessments help identify opportunities for continuing Board and Director development and also form the basis of continuing Board participation.

After receiving the assessment reports by the various Committees, the full Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board as a whole, its committees and individual directors to determine whether changes in size, personnel or responsibilities are warranted.  Matters requiring follow-up are identified and action plans are developed and ongoing monitoring is done by the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee to ensure satisfactory results.

Other Board Committees

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company’s financial reporting and continuous disclosure; the Company’s systems of internal controls and financial reporting processes; and the review and appraisal of the performance and independence of the Company’s external auditors.

The Audit Committee is composed entirely of non-executive, independent directors and each member meets the requirement of financial literacy as prescribe by the appropriate regulatory bodies.

Compensation and Human Resources Committee
The Compensation and Human Resources Committee, under the supervision of the Board, has overall responsibility for monitoring trends in compensation philosophy and practices, making recommendations regarding appropriate levels and types of executive compensation that are competitive and motivating in order to attract, hold and inspire the Chief Executive Officer, Chief Financial Officer other senior officers and other key employees, and for reviewing trends in compensation philosophy and practices for independent directors and making recommendations in that regard.

The Compensation and Human Resources Committee is comprised of independent directors, all of whom are free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Corporate Governance and Nominating Committee
The primary function of the Corporate Governance and Nominating Committee is to assist the Board of Directors by establishing and leading the process for identifying, recruiting, and recommending candidates for nomination, appointment, election and re-election to the Board; assessing Board performance; and determining appropriate orientation and education programs for new Board members.  In addition, the Corporate Governance and Nominating Committee shall assist the Board in establishing corporate governance policies and practices that will enhance the Company’s and the Board’s performance.

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Pursuant to its charter, the Corporate Governance and Nominating Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

Environmental, Health, Safety and Sustainable Development Committee

Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.  Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.
The Environmental, Health, Safety and Sustainable Development Committee, under the supervision of the Board, has overall responsibility for overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development.

The Environmental, Health, Safety and Sustainable Committee reviews environmental, occupational health, safety and sustainable development reports of the Company; oversees the Company’s environmental and safety performance; and monitors and reviews current and future regulatory issues relating to the environment, health, safety and sustainable development and making recommendations on significant matters, where appropriate, to the Board.  The Environmental, Health, Safety and Sustainable Development Committee is composed entirely of non-executive, independent directors.

Ad Hoc Special Committees

The Board does not have any other standing committees.  From time to time, ad hoc committees of the Board may be appointed.  In 2010, a special committee of the Board was constituted to assist the Board of Directors with succession planning, and, in particular, organise the search for a new President and Chief Executive Officer, evaluate potential candidates, and make appropriate recommendations to the Board  The special committee was composed of a majority of non-executive, independent directors and met on four occasions in 2011.

Succession Planning

The Company’s succession plan strives to identify and develop potential succession candidates to fill key executive positions within the Company and to ensure that these potential candidates have and are encouraged to obtain the requisite skills and experience to transition to new roles in the Company’s key executive team.  Potential successors are invited to formal Board or Committee meetings where they make presentations and engage in discussions with directors.  In addition, candidates are encouraged to attend informal social functions where they may interact with directors in a more relaxed setting, which allows directors to make a comprehensive assessment of such candidates.

The Company’s succession plan also strives to ensure that employees are developed and, if necessary, recruited to fill key roles within the Company.

The Board of Directors is responsible for overall succession planning and receives periodic reports from senior management with respect to succession planning for the Company’s key executives.  In addition, the Compensation and Human Resources Committee is specifically responsible for the succession planning of the Chief Executive Officer and making recommendations to the full Board.  The Chief Executive Officer is responsible for succession planning for the Company’s other Named Executive Officers and having a succession planning process in place for other members of senior management in key positions.

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DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.  The policies provide coverage of up to US$50,000,000 in the aggregate per policy year.  Claims under the policies are subject to a deductible of US$250,000 per securities claim and US$100,000 for all other losses.  The premiums for these policies for the period from December 1, 2011 to December 1, 2012, totalled $240,500.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s charter, is contained in Audit Committee Information and Schedule “A” sections of the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN AMENDMENT

The Company currently has a stock option plan for the granting of incentive stock options to executive officers, senior managers, employees, directors and service providers, pursuant to which the number of Common Shares reserved for issuance pursuant to stock options granted under the plan, together with the number of securities reserved for issuance under other securities-based compensation arrangements, may not exceed 7% of the outstanding Common Shares at the time of grant (the “Existing Plan”).  The Existing Plan is a ‘rolling plan’ in the sense that any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares available for issue pursuant to options granted under the Plan, and any exercises of stock options will make additional Common Shares available new stock option grants under the Plan.

According to an independent review of executive, senior management and director compensation, a more commonly used maximum number under conventional plans is based on 10% of the total number of shares outstanding from time to time (see Statement of Executive Compensation – Compensation Consultants and Long-Term Incentives/Option Based Awards above).  As a result, in order to provide the Company with more capacity and flexibility to offer incentives to executives and employees for the purpose of delivering on the Company’s strategic plans and objectives, and to allow the Company to be more competitive in the recruitment and retention of key executives and employees who are essential in the development and achievement of the Company’s strategic plans and objectives, the Board has approved, subject to shareholder approval, an amendment to the terms of the Existing Plan to increase the percentage of outstanding Common Shares that may be made available for issuance pursuant to stock options granted under the Plan (together with all other outstanding securities-based compensation arrangements), from 7% to 10% of the outstanding Common Shares at the time of grant (the “Plan Amendment”).  Shareholder approval of the Plan Amendment is sought at the Meeting
Description of the Plan and Proposed Amendment

The effect of proposed Plan Amendment will be to increase the percentage of outstanding Common Shares available for issuance pursuant to stock options granted under the Plan so that, at any point in time, the Company may have stock options outstanding for the purchase of up to 10% of its then outstanding Common Shares.

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Management Information Proxy Circular	2012

Under the policies of the TSX, any unallocated entitlements under a stock option plan that provides for a fixed percentage, rather than a fixed number, of Common Shares that may be issuable pursuant to stock options must be approved and ratified by shareholders every three years.  Unallocated entitlements under the Existing Plan, including as amended by the Proposed Amendment if approved, will be required to be ratified and approved by shareholders no later than May 13, 2013.

If implemented, the Existing Plan will be amended by deleting Section 4.01 of the Existing Plan in its entirety and replacing it with the following:

“Section 4.01        Plan Maximum:  The maximum aggregate number of Common Shares issuable pursuant to Options granted under or governed by this Plan or any other stock option plan of the Company and outstanding from time to time shall not exceed that number which represents 10% of the total number of Common Shares outstanding from time to time, subject to adjustment in accordance with Article Seven of the Plan.  In addition, the maximum number of Common Shares:

(a)
reserved for issue pursuant to Options granted under this Plan or under any other Security-Based Compensation Arrangement of the Company to Participants who are TSX Insiders shall not exceed 10% of the number of Common Shares outstanding; and

(b)
issued pursuant to the exercise of Options or awards granted under this Plan or under any other Security-Based Compensation Arrangement of the Company to Participants who are TSX Insiders within a one-year period shall not exceed 10% of the number of Common Shares outstanding; and

(c)
reserved for issue pursuant to Options granted to any one non-executive Director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant of an Option, and $100,000 in value, calculated using a generally accepted valuation methodology.

For purposes of this Section 4.01 the ‘number of Common Shares outstanding’ shall mean the number of Common Shares outstanding on a non-diluted basis at the applicable time.  Any entitlement to acquire Common Shares granted pursuant to this Plan or otherwise prior to the holder becoming an Insider shall be excluded for the purpose of the limits set out above.  If Options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such Options may again be made subject to an Option.”

The following is a description of key terms of the Existing Plan (including as amended by the Proposed Amendment).  References to the "Plan" mean the Existing Plan both before and after the Proposed Amendment):

1.
Eligible participants in the Plan are the officers, certain employees and service providers (as defined in the Plan).  Non-executive directors are also entitled to participate in the Plan, subject to the restrictions described under number 7, below.  The proposed increase in the percentage of outstanding Common Shares that may be made the subject of options under the Plan will not change the restrictions on option grants applicable to non-executive directors.

2.
Based upon the number of outstanding Common Shares of the Company as at March 31, 2012 (163,642,202 Common Shares) and the number of currently outstanding stock options (9,935,850 Common Shares, representing 6.07% of the Company's outstanding Common Shares as at March 31, 2012), the Company could grant stock options to purchase up to an additional 1,519,104 Common Shares, bringing the total to 7% of the Company's outstanding Common Shares as at March 31, 2012.  If the Plan Amendment is approved, the Company could grant stock options to purchase up to an additional 6,428,370 Common Shares, bringing the total to 10% of the Company's outstanding Common Shares as at March 31, 2012.

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3.	The exercise price of an option granted under the Plan may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the option.

4.
Options granted under the Plan are generally subject to vesting over a three year period in specified instalments, other than options granted to service providers in connection with a contract of less than three years, in which case vesting will be determined at the time of grant and may occur in different stages and over a shorter period.  The Board retains the discretion to determine circumstances in which vesting of options may be accelerated.

5.
The maximum term of options granted under the Plan is five years, subject to the black-out provisions contained in the Plan, whereby if the expiry date of the option falls during or within five (5) trading days following a black-out period, the expiry date of the option shall be the date that is ten (10) trading days following the end of such black-out period.

6.
All options held by a participant whose office or employment is terminated for cause cease to be exercisable, whether vested or not.  Options can be exercised by an officer, employee or service provider within a period of not more than 90 days after ceasing to be an officer, employee or service provider (or such longer period as may be provided in a contract of employment) or, if an optionee dies, within one year from the date of the optionee’s death (or such longer period as may be provided in a contract of employment) subject, in each case, to the option expiry date, if earlier.  Options can be exercised by a non-executive director within a period of not more than one year after ceasing to be a non-executive director of the Company.

7.
The maximum number of Common Shares reserved for issue pursuant to options granted to any one non-executive director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant and a value of $100,000, determined as provided in the Plan.

8.	Options are non-transferable and non-assignable, except in certain specified circumstances.

9.
The Plan contains a cashless exercise feature whereby the exercise price of options may, at a participant’s election, be advanced by an independent brokerage firm.  The advance is deducted from the proceeds of sale of the shares issued on exercise, and the remaining proceeds are paid to the participant.

10.
The Plan permits the directors to amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders in certain circumstances.  The following are examples of the types of amendments that will not require shareholder approval:

(a)	changes of a clerical or grammatical nature;

(b)	changes to the vesting provisions of options;

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(c)	changes to the termination provisions of an option that do not extend the original expiry date of the option;

(d)	the addition of a cashless exercise feature payable in cash or securities;

(e)	changes to implement features or requirements that are necessary or desirable to comply with tax and securities laws applicable to any participant; and

(f)
the addition of a deferred and/or restricted share unit provisions to the Amended and Restated Plan which could result in a participant receiving securities while no cash consideration is received by the Company.

Under the Plan the following amendments to the Plan, or any option granted under the Plan, will require shareholder approval:

(a)	any increase in the maximum percentage of Common Shares in respect of which options may be granted under the Plan;

(b)	any reduction in the exercise price of an outstanding option;

(c)	any amendment that would extend the term of any option granted under the Plan beyond its original expiry date;

(d)	any increase or waiver of the limits on non-executive director participation under the Plan;

(e)	any amendments that would change the restrictions on assignment or transferability of options under the Plan; and

(f)	any amendment to the amendment provisions of the Plan.

11.
The expiry date of an option may be the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the blackout period.

12.
The Plan provides that if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The Plan also permits the Board of Directors of the Company to accelerate the expiry date of outstanding stock options in connection with a take-over bid;

13.
The directors have the power to suspend or terminate the Plan at any time.  However, any option outstanding under the Plan will remain in effect until such option has been exercised, has expired, has been surrendered or has been terminated in accordance with the Plan.

A copy of the Plan including the Proposed Amendment is available for viewing during statutory business hours (local time in the city of Vancouver, British Columbia) up to the date of the Meeting at the Company's offices at Suite 1120, 925 West Georgia Street, Vancouver, B.C., and at the Meeting, and a copy may requested by shareholders free of charge by contacting the Company at: tel: (604) 687-6600; fax: (604) 687-3932; email: info@aurizon.com; or toll free Can./U.S.: 1-888-411-GOLD (4653).

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Approval of Proposed Amendment

At the meeting, shareholders will be asked to consider and if thought fit, to approve with or without variation, an ordinary resolution to approve the Plan Amendment.  If the resolution is approved, the number of Common Shares permitted to be reserved for issuance under the Plan, together with all other outstanding securities-based compensation arrangements, will be increased from 7% to 10% of the outstanding Common Shares at the time of grant.  The purpose of the Proposed Amendment is to provide the Company with more capacity and flexibility to offer incentives to executives and employees for the purpose of delivering on the Company’s strategic plans and objectives,

The directors of the Company believe the passing of a resolution approving the Plan Amendment is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The Toronto Stock Exchange (the “TSX”) requires that a resolution regarding the Plan Amendment be passed by the affirmative vote of a majority of the votes cast by shareholders entitled to vote and represented at the Meeting by proxy or in person.  In addition to shareholder approval, the proposed amendment is subject to regulatory approval.  If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to voteyour shares in favour of the Plan Amendment.

If the Proposed Amendment is not approved by shareholders, the Existing Plan will remain in force and effect unamended.  In either case, the unallocated entitlements under the Existing Plan, including as amended by the Proposed Amendment, will continue to be available for grant until May 13, 2013.

AMENDMENTS TO ARTICLES

Background and Rationale

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia).  On March 14, 2005, the Company transitioned under the Business Corporations Act (British Columbia) (the "BCBCA").  The Company adopted its existing Articles on May 15, 2007.
The Company’s existing Articles provide for staggered terms for the election of directors to ensure that, as nearly as may be possible, the terms of office of one-third of the number of directors shall expire at each annual general meeting.  After reviewing current trends in corporate governance practices, the Corporate Governance and Nominating Committee recommended, and the full Board subsequently approved, subject to shareholder approval, amendments to the Company’s Articles to eliminate the provisions of the Articles that provide for staggered terms of office for the directors, so that the terms of office of directors will expire at each annual general meeting.

Since the adoption of the existing Articles, the Securities Transfer Act (British Columbia) and corresponding amendments to the BCBCA were brought into force that deal with, among other things, uncertificated securities.  The proposed amendments to the Company’s Articles also include updates that relate to uncertificated shares and electronic record-keeping systems. These amendments would facilitate issuances of uncertificated shares by the Company and the ability of the Company's directors to designate shares as uncertificated shares, which the Company expects would provide cost savings and administrative efficiency.

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Articles Amendment Resolution

Management is seeking shareholder approval of an ordinary resolution (the “Articles Amendment Resolution”) adopting new Articles of the Company, the effect of which is to alter the Company's existing Articles by: (i) eliminating staggered terms of office for directors; and (ii) accommodating changes resulting from the implementation of the Securities Transfer Act (British Columbia) and the related changes to the Business Corporations Act (British Columbia), as described above.  The approval of the Articles Amendment Resolution requires the affirmative vote of the holders of a majority of the votes cast by shareholders of the Company entitled to vote and represented in person or by proxy at the Meeting.  The text of the Articles Amendment Resolution is set out at Appendix III to this Information Circular.  If passed, the Articles Amendment Resolution will authorize the Board of Directors to determine whether or not to proceed with the Articles Amendment Resolution without further approval, ratification or confirmation by the shareholders of the Company.

At the Meeting, shareholders will be asked to consider and, if thought fit, to approve with or without variation, the Articles Amendment Resolution.

If the Articles Amendment Resolution does not receive the requisite shareholder approval at the Meeting, the effect will be that the staggered terms of directors as described above will continue in effect such that at each annual general meeting, only some and not all of the directors' terms of office will expire, and the other proposed amendments relating to uncertificated shares and electronic procedures, intended to modernize the Company's Articles, will not come into effect.  See “Election of Directors – Director Nominees”.

A copy of the proposed Articles that will, if the Articles Amendment Resolution is approved and implemented, be deposited in the Company’s records office to effect the alterations described above, are available for viewing during statutory business hours (local time in the city of Vancouver, British Columbia) up to the date of the Meeting at the Company's offices at Suite 1120, 925 West Georgia Street, Vancouver, B.C., and at the Meeting, and a copy may requested by shareholders free of charge by contacting the Company at: tel: (604) 687-6600; fax: (604) 687-3932; email: info@aurizon.com; or toll free Can./U.S.: 1-888-411-GOLD (4653).
The proposed Articles do not contain any changes to the existing Articles other than those necessary to effect the amendments described above.

The directors of the Company believe the adoption of new Articles as contemplated by the Articles Amendment Resolution and the amendment of the Company’s Articles as described above is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the Articles Amendment Resolution.
If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in favour of the Articles Amendment Resolution.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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ADDITIONAL INFORMATION

The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions.  Additional information regarding the Company is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.  Shareholders may contact the Company at: Tel: (604) 687-6600; Fax: (604) 687-3932; Email: info@aurizon.com; or Toll Free Can./U.S.: 1-888-411-GOLD (4653), to request copies of the Company’s financial statements and MD&A.
Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR and EDGAR.

DATED this 5th day of April, 2012.
BY ORDER OF THE BOARD

David P. Hall, Chairman

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Management Information Proxy Circular	2012

APPENDIX I

BOARD OF DIRECTORS MANDATE

I.           Board’s Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.
Directors are accountable to the shareholders of the Company.

II.           Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.
All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Such planning takes into account, among other things, the principal opportunities and risks of the Company's business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets at least once annually to: plan for the future growth of the Company; identify the principal risks of the Company’s business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and monitor senior management.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

III.           Composition

The Board of Directors shall comprise a majority of individuals who qualify as independent directors based on the criteria set forth in National Instrument 52-110 (“NI 52-110”)
In deciding whether a particular Director is an “independent Director” or a “non-independent Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of NI 52-110 and other factors considered to be relevant.
If the corporation has a significant shareholder, in addition to a majority of independent directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

IV.           Independence from Management

All committees of the Board shall be made up of at least a majority of independent, directors.  The Compensation Committee, Audit Committee and Nominating Committee must all be entirely independent.
In addition, if the Chairman is also not independent of the Company, then the Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.
The Company’s Board Committees are authorized to approve, in circumstances that each considers appropriate, the engagement  of outside advisers at the Company’s expense.

V.           Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:
•	Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.
•
Reviewing and authorizing/directing  appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

•	Approving payment of distributions to shareholders.
•	Approving any offerings, issuances or repurchases of share capital or other securities.
•	Approving the establishment of credit facilities and any other long-term commitments.
•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
•	Selecting and appointing, evaluation of and (if necessary) termination of the CEO.
•	Succession planning and other human resource issues.

•	Developing the Company’s approach to corporate governance, including a set of corporate governance principles and guidelines specifically applicable to the Company.
•
Adopting a strategic planning process, approving long-range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.

•
Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.

•
Identifying and reviewing principal risks of the Company’s business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.

•	Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.
•	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.
•	Approving the Company’s code of business ethics, which includes a communications policy for the Company and monitoring its application.
•	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.
•	Arranging formal orientation programs for new directors, where appropriate.

VI.           Expectations and Responsibilities of Directors

The Board has adopted a set of guidelines for individual directors which sets forth the expectations and responsibilities of directors.  The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

VII.           Directors’ Remuneration and Expenses

The independent directors’ remuneration is fixed by the Board upon the recommendation of the Compensation and Human Resources Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VIII.           Proceedings of the Board

Proceedings of the Board shall be conducted in accordance with the Company’s Articles.  The powers of the Board may be exercised at a meeting at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Chairman
The Chairman of the Board is elected annually at the first meeting of the Directors following the shareholders meeting.
Board meetings shall normally proceed as follows:
Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting;
Private session for non-executive directors,
without the presence of management; and
Adjournment

IX.           Communications from Stakeholders

Stakeholders may communicate with the Company by contacting the Corporate Secretary at the Company’s head office address or through the Company’s website and, if a stakeholder so requests, comments in writing provided by stakeholders will be forwarded to the independent directors.  Stakeholders should be prepared to identify themselves as a condition to having their comments forwarded to the independent directors.

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors
AURIZON MINES LTD.
Last Update:  August 10, 2011

APPENDIX II

APPROVAL OF PLAN AMENDMENT

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, an ordinary resolution on substantially the terms set forth below:
"RESOLVED as an ordinary resolution that an amendment to the Company’s existing rolling stock option plan to increase the maximum percentage of outstanding Common Shares of the Company that may be the subject of stock options granted to directors, officers, employees and service providers of the Company and its subsidiaries from 7% to 10% of the outstanding common shares of the Company at the time of the grant, be and it is hereby approved."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

APPENDIX III

APPROVAL OF ADOPTION OF NEW ARTICLES

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, an ordinary resolution on substantially the terms set forth below:
"RESOLVED, as an ordinary resolution, that:
(a)
the Company alter its existing Articles as described in the Management Information Proxy Circular dated April 5, 2012 by deleting and cancelling the Company’s existing Articles in their entirety and creating and adopting in substitution therefor the form of Articles presented to the Meeting (the “Altered Articles”);

(b)
any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, the Altered Articles and all such other documents and writings as may be required to give effect to the true intent of this resolution;

(c)	the Altered Articles shall take effect upon deposit of this resolution at the Company’s records office; and
(d)
the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders of the Company."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.